UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC  20549

                                  SCHEDULE 13D
                                (RULE 13D - 101)


                          INFORMATION TO BE INCLUDED IN
                     STATEMENTS FILED PURSUANT TO RULE 13D-
                      1(A) AND AMENDMENTS THERETO PURSUANT
                                TO RULE 13D-2(A)



                             INTERVISUAL BOOKS, INC.
                  ---------------------------------------------
                                (NAME OF ISSUER)


                           Common Stock, no par value
                      -------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   460918105
              ----------------------------------------------------
                                 (CUSIP NUMBER)


               Steven F. Wasserman, Berlack, Israels & Liberman, LLP
                  120 West 45th Street, New York, New York 10036
     -----------------------------------------------------------------------
    (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
                               AND COMMUNICATIONS)


                                January 8, 2002
                -------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
__.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP  NO.  460918105                                    PAGE  2  OF  8   PAGES

1.   NAME  OF  REPORTING  PERSON:    INTERVISUAL  PARTNERS,  LLC
     S.S.  OR  I.R.S.  IDENTIFICATION  NO. OF ABOVE PERSON:
     [PLEASE PROVIDE IRS NUMBER]

2.   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (A)   X_
     (B)

3.   SEC  USE  ONLY

4.   SOURCE  OF  FUNDS
           SC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(D) OR (E) __

6.     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       ORGANIZED  IN  THE  STATE  DELAWARE


  NUMBER OF      7. Sole Voting Power        0
   SHARES        8. Shared Voting Power      793,650*
 BENEFICIALLY    9. Sole Dispositive Power   0
   OWNED BY     10. Shared Dispositive Power 793,650*
    EACH
  REPORTING
   PERSON
   WITH


11.  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     793,650*

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES __


13.  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
     11.6%

14.  TYPE  OF  REPORTING  PERSON
     00

* Includes 793,650 shares of the Issuer's common stock issuable to Intervisual Partners, LLC upon the conversion of 396,825 shares of the Issuers Series A Preferred Stock.

                                  SCHEDULE 13D

CUSIP  NO.  460918105                                    PAGE  3  OF  8   PAGES

1.   NAME  OF  REPORTING  PERSON:   LOUIS PERLMAN
     S.S.  OR  I.R.S.  IDENTIFICATION  NO. OF ABOVE PERSON:


2.   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (A)   X_
     (B)

3.   SEC  USE  ONLY

4.   SOURCE  OF  FUNDS
           SC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(D) OR (E) __

6.    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      NETHERLANDS


  NUMBER OF      7. Sole Voting Power        0
   SHARES        8. Shared Voting Power      793,650*
 BENEFICIALLY    9. Sole Dispositive Power   0
   OWNED BY     10. Shared Dispositive Power 793,650*
    EACH
  REPORTING
   PERSON
    WITH


11.  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     793,650*

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES __


13.  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
     11.6%

14.  TYPE  OF  REPORTING  PERSON
     IN

* Includes 793,650 shares of the Issuer's common stock issuable to Intervisual Partners, LLC upon the conversion of 396,825 shares of the Issuers Series A Preferred Stock.

ITEM  1.     SECURITY  AND  ISSUER.

     This statement is being filed jointly by Louis Perlman and Intervisual Books, LLC ("Intervisual LLC"). The filers of this statement are collectively referred to as the "Group" or "Reporting Persons."

     This statement relates to the Common Stock, no par value ("Common Stock"), of Intervisual Books, Inc., a California corporation (the "Issuer"). The Issuer's principal executive offices are presently located at 2716 Ocean Park Boulevard, Suite 2020, Santa Monica, California 90405.

ITEM  2.     IDENTITY  AND  BACKGROUND.

     (a)     This  statement  is filed by (i) Louis Perlman and (ii) Intervisual
LLC.

     (b) The business address of each Reporting Person is 18 E. 50th St., 10th floor, New York, New York 10022.

     (c) Intervisual LLC is a Delaware limited liability that was formed for the purpose of making an equity investment into Issuer. Intervisual LCC is located at the address set forth in Item 2(b) above. Issuer is engaged in the business of creating and producing a diversified line of pop-up and dimensional novelty books which it sells to domestic retailers and international and U.S. publishers. Issuer is located at the address set forth in Item 1 above. Louis Perlman is the managing member of Intervisual LLC. Effective January 8, 2002, Mr. Perlman was appointed as the Chairman of the Board of Issuer. The business address of Mr. Perlman is 18 East 50th Street, 10th floor, New York, New York 10022.

     (d) No Member of the Group has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) No Member of the Group has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such member being subject to a judgment, decree or a final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Intervisual LLC is organized under the laws of the State of Delaware. Mr. Perlman is a citizen of the Netherlands.

ITEM  3.   SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

     On January 8, 2002, the Issuer and Intervisual LLC, entered into a Series A Preferred Stock Purchase Agreement (the "Purchase Agreement") whereby the Issuer agreed to sell to Intervisual LLC, pursuant to two closings, up to an aggregate of 1,825,397 shares of the Issuer's convertible Series A Preferred Stock (the "Shares") for an aggregate purchase price of $2,100,000 (the "Purchase Price"). Each Share is convertible into two shares of Common Stock, at a price of $0.63 per share. Each holder of Series A Preferred Stock is entitled to cast two votes, in person or by proxy, for each share of Series A Preferred Stock held by him or her.

     The first closing (the "First Closing") was held on January 8, 2002. At the First Closing, the Issuer issued to Intervisual LLC 396,825 Shares at a price per share of $1.26, and Intervisual LLC delivered to the Issuer $2,100,000, $1,600,000 of which was delivered to an escrow agent (the "Escrow
Agent") in accordance with the terms of the Purchase Agreement, pending the Second Closing. The second closing (the "Second Closing") will be held as soon as practicable following ten days after the mailing to holders of record of Common Stock a Schedule 14-F, and is currently expected to occur on or before January 31, 2002. At the Second Closing, the Issuer will issue to Intervisual LLC 1,269,841 Shares, at a price per share of $1.26, and Intervisual LLC shall cause the Escrow Agent to release the $1,600,000 of the Purchase Price to the Issuer.

     Up to an additional 158,730 Shares may be issued by the Issuer to Intervisual LLC following the completion of the audit of the Issuer's Financial Statements for the 2001 fiscal year. In addition, up to 158,730 additional Shares and up to 1,891,074 shares of Series A-1 Preferred Stock of the Issuer may be purchased by Intervisual LLC through the exercise of two options granted to Intervisual LLC in the Purchase Agreement.


     By virtue of the First Closing, Intervisual LLC received 396,825 shares of the Issuer's Series A Preferred Stock. Intervisual LLC will receive 793,650 shares of Issuer's Common Stock upon conversion of the Series A Preferred Stock. It is expected that Intervisual LLC will acquire additional 1,269,841 shares of Series A Preferred Stock at the Second Closing.


ITEM  4.     PURPOSE  OF  TRANSACTION.

     The Series A Preferred Stock was purchased by Intervisual LLC for investment purposes. See Items 3 and 6.

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

     Mr. Perlman beneficially owns 396,825 shares of the Issuer's Series A Preferred Stock convertible into 793,650 shares of the Issuer's Common Stock (including 396,825 shares of the Issuer's Series A Preferred Stock beneficially owned by Intervisual LLC), or based upon 6,825,140 shares of Common Stock outstanding as of January 8, 2002, 11.6% of the shares of Common Stock outstanding. Mr. Perlman shares the power to vote and direct the disposition of 396,825 shares of the Issuer's Series A Preferred Stock convertible into 793,650 shares of the Issuer's Common Stock with Intervisual LLC. Mr. Perlman does not have the sole voting power or sole dispositive power with respect the shares beneficially owned by him. However, it may be deemed that Mr. Perlman does have the sole voting power or sole dispositive power with respect the shares. As Managing Member of Intervisual LLC, Mr. Perlman has full authority and sole discretion to (i) vote the shares of Common Stock of Issuer owned by Intervisual LLC and (ii) determine if and when to sell any shares of Common Stock of Issuer.

     Intervisual LLC beneficially owns 396,825 shares of the Issuer's Series A Preferred Stock convertible into 793,650 shares of the Issuer's Common Stock (including 396,825 shares of the Issuer's Series A Preferred Stock beneficially owned by Mr. Perlman), or based upon 6,825,140 shares of Common Stock outstanding as of January 8, 2002, 11.6% of the shares of Common Stock outstanding. Intervisual LLC does not have the sole voting power or sole dispositive power with respect the shares beneficially owned by it. Intervisual LLC shares the power to vote and direct the disposition of 396,825 shares of the Issuer's Series A Preferred Stock convertible into 793,650 shares of the
Issuer's  Common  Stock  with  Mr.  Perlman.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     In connection with the Purchase Agreement, the Issuer entered into a Stockholders Agreement (the "Stockholders Agreement") with Waldo H. Hunt, a director, officer and stockholder of the Issuer, The Hunt Family Trust, Steven
D. Ades, an officer and stockholder of the Issuer, the Steven Ades and Laurie Levit Revocable Family Trust and Intervisual LLC. Pursuant to the Stockholders Agreement, as long as Intervisual LLC retains ownership of 45% of the Shares or the equivalent number of Common Stock into which such Shares may be converted, Intervisual LLC has the right to nominate a majority of the members of the Board. Based upon the anticipated size of the Board at the time of the Second Closing, Intervisual LLC shall have the right to nominate four of the seven members of the Board. In addition, as long as Mr. Hunt and his affiliates retain ownership of 45% of the securities of the Issuer which they own as of the date of the First Closing, Mr. Hunt or his successors or assignees shall have the right to nominate the remaining members of the Board. The Stockholders Agreement will become effective only upon the Escrow Agent's release of $1,600,000 to the Issuer at the Second Closing.

     Pursuant to the transactions contemplated in the Purchase Agreement, effective upon the First Closing, the authorized size of the Board was reduced to five members and Wong Weng Foo, Nathan N. Sheinman, Neil G. Berkman, Steven
D. Ades and Gordon Hearne each resigned from the Board. Also, at the First Closing, Mark Shapiro and Louis Perlman were each appointed to the Board, with Mr. Perlman being appointed as Chairman of the Board. Therefore, immediately after the First Closing, the Board consisted of Waldo H. Hunt, Leonard W. Jaffe, Mark Shapiro, Louis Perlman and one vacancy.

     In connection with the Second Closing, the Issuer's bylaws shall be amended to increase the authorized size of the Board to seven members. Intervisual LLC has notified the Issuer that the four nominees who Intervisual LLC requests to be board members at the Second Closing are: Louis Perlman, Mark Shapiro, Douglas Ellenoff and Bruce Johnson. Mr. Hunt has notified Intervisual LLC that the two nominees Mr. Hunt requests to be board members at the Second Closing are Allen Furst and Lawrence Nusbaum. As a result, the Board shall consist of Messrs. Hunt, Shapiro, Perlman, Furst, Nusbaum, Ellenoff and Bruce Johnson. Mr. Jaffe, currently a director, has agreed to resign from the Board effective as of the Second Closing.

     See  Item  3  above.

ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS.

     The  following  documents  are  filed  as  exhibits:

1. Series A Preferred Stock Purchase Agreement, dated as of January 8, 2002, by and between Intervisual Books, Inc. and Intervisual Partners, LLC.

2. Stockholders Agreement, dated as of January 8, 2002, by and among the Intervisual Books, Inc., Waldo H. Hunt, The Hunt Family Trust, Steven D. Ades, the Steven Ades and Laurie Levit Revocable Family Trust and Intervisual Partners, LLC.

                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January  18,  2002
 (Date)




                                            /s/  Louis  Perlman
                                            -------------------
                                            Louis  Perlman




                                             INTERVISUAL  PARTNERS,  LLC



                                             By:  /s/  Louis  Perlman
                                             -------------------
                                             Name:  Louis  Perlman
                                             Title:   Managing  Member

                                                                       EXHIBIT 1
                                                                       ---------
                   SERIES A PREFERRED STOCK PURCHASE AGREEMENT
                   -------------------------------------------

     This Series A Preferred Stock Purchase Agreement (this "Agreement"), dated as of January 8, 2002, is entered into by and between Intervisual Books, Inc., a California corporation (the "Company"), and Intervisual Partners, LLC, a Delaware limited liability company (the "Purchaser").

                                    RECITALS

     WHEREAS, the Purchaser desires to purchase and acquire, and the Company desires to issue and sell to the Purchaser, shares of Series A Preferred Stock of the Company (the "Series A Preferred"); and

     WHEREAS,  the  parties  hereto  desire  to  enter  into  this  Agreement.

                                    AGREEMENT

     NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.     Authorization  and  Sale  of  Shares.
       ------------------------------------

1.1     Authorization.  The Company has, or before the First Closing (as defined
        -------------
in Section 3 hereof) will have, duly authorized the sale and issuance of up to 1,825,397 shares of Series A Preferred having the rights, restrictions, privileges and preferences set forth in the form of the Certificate of Determination attached hereto as Exhibit A (the "Certificate of Determination"). The Company has, or before the First Closing will have, adopted and submitted for filing the Certificate of Determination with the Secretary of State of the State of California.

1.2     Agreement  to Purchase and Sell.  Subject to the terms and conditions of
        -------------------------------
this Agreement, at the First Closing and Second Closing (as defined below) the Company will sell and issue to the Purchaser, and the Purchaser will purchase from the Company, a number of shares of Series A Preferred determined in accordance with the terms of this Agreement (the "Shares") for an aggregate purchase price of $2,100,000. The Shares sold to the Purchaser will be issued at two closings.

2.     First  Closing.
       --------------
2.1     Closing  Date.  The first closing (the "First Closing") shall be held at
        -------------
the offices of Paul, Hastings, Janofsky & Walker LLP, 695 Town Center Drive, Costa Mesa, California, at 12:00 p.m. local time, on January 8, 2002 (the "First Closing Date"), or at such other time and place upon which the Company and the Purchaser shall agree.

2.2     Issuance  of  Shares.  At  the First Closing, the Company shall issue to
        --------------------
the Purchaser 396,825 of the Shares (the "First Closing Shares"), at a price per share equal to $1.26.

2.3     Actions  by  Purchaser  at  the  First  Closing.  At  the First Closing,
        -----------------------------------------------
Purchaser  shall  deliver  to  the  Company:

(a) The $2,100,000 purchase price for the Shares ($1,600,000 of which shall be delivered to Escrow Agent in accordance with Section 2.5 below, $475,000 of which shall be delivered via wire transfer directly to the Company, and $25,000 of which shall be retained by the Purchaser as reimbursement for expenses in accordance with Section 12.5 below, for a total of $500,000 at the First Closing);

(b)  The  certificate  of  Purchaser  described  in  Section  9.3;

(c)  The  Stockholders  Agreement (as defined herein) executed by Purchaser; and

(d) The Advisory Agreement (as defined herein) executed by Wardenclyffe Group, Inc.

2.4     Actions  by the Company at the First Closing.  At the First Closing, the
        --------------------------------------------
Company  shall  deliver  to  Purchaser:

(a)  The  certificates  and  documents  described  in  Section  8.3;

(b)  The  certificate  of  the  Company  described  in  Section  8.4;

(c) The Stockholders Agreement executed by the parties thereto other than Purchaser;

(d)  The  Advisory  Agreement  executed  by  the  Company;

(e)  The  legal  opinion  described  in  Section  8.13;  and

(f)  The  Warrant  (as  defined  in  Section  5  below) executed by the Company.


2.5     Establishment  of  Escrow.  Simultaneously  with  the First Closing, the
        -------------------------
parties hereto agree to execute the Escrow Agreement with Berlack, Israels & Liberman LLP (the "Escrow Agent") attached hereto as Exhibit B (the "Escrow Agreement"). Simultaneously with the First Closing, Purchaser agrees to deposit via wire transfer with the Escrow Agent $1,600,000 as a portion of the purchase price for the Shares, which sum shall be held in escrow and released to the Company at the Second Closing (as defined below) as provided in Section 3 below.

2.6     Delivery  of Stock Certificate.  Within five (5) business days following
        ------------------------------
the First Closing, the Company shall deliver to Purchaser a stock certificate for the First Closing Shares, registered in the name of Purchaser stamped with a standard Securities Act of 1933 restrictive legend and the legends required by the Stockholders Agreement.

3.     Second  Closing.
       ---------------
3.1    Closing  Date.  The  second closing (the "Second Closing") shall be held
       -------------
at the offices of Paul, Hastings, Janofsky & Walker LLP, 695 Town Center Drive, Costa Mesa, California, at 12:00 p.m. local time, as soon as practicable after the conditions to the Second Closing specified in Section 3.5 below have been satisfied (such date is called the "Second Closing Date").

3.2     Issuance  of  Shares.  At  the  Second Closing and upon release from the
        --------------------
Escrow Agent of the $1,600,000 purchase price for the Second Closing Shares (as defined below), the Company shall issue to the Purchaser 1,269,841 shares of Series A Preferred (the "Second Closing Shares"), at a price per share equal to $1.26.

3.3     Actions  by  Purchaser  at  the  Second Closing.  At the Second Closing,
        -----------------------------------------------
Purchaser shall cause the Escrow Agent to deliver via wire transfer to the Company from the Escrow the $1,600,000 purchase price for the Second Closing Shares.

3.4     Actions  by  the  Company at the Second Closing.  At the Second Closing,
        -----------------------------------------------
the  Company  shall  deliver  to  Purchaser  a  stock certificate for the Second
Closing Shares, registered in the name of Purchaser, subject to the last sentence of Section 3.2. The stock certificate shall be stamped with a standard Securities Act of 1933 restrictive legend and the legends required by the Stockholders Agreement.

3.5     Conditions  to  the  Second  Closing.  The  obligation  of  Purchaser to
        ------------------------------------
purchase the Second Closing Shares and the obligation of the Company to issue to Purchaser the Second Closing Shares are subject to the fulfillment of each of the following conditions on or before the Second Closing Date:

(a)  The  First  Closing  shall  have  occurred;

(b) The Company shall have filed with the SEC and delivered to the Company's shareholders the notice required by Rule 14f-1 under the Exchange Act (as defined below) at least ten (10) days prior to the Second Closing Date; and

(c) The Company and the Investor shall have taken such actions as are necessary in order to cause Mr. Nusbaum, Mr. Furst and the four nominees identified by the Purchaser to be selected to the Company's Board of Directors effective as of the Second Closing.

The parties expressly agree that these are the only conditions to their obligations to proceed with the Second Closing and they shall then instruct the Escrow Agent to release to the Company the $1,600,000 purchase price for the Second Closing Shares.

3.6     Issuance  of  Make-Up  Shares.
        -----------------------------
(a) As soon as possible following the completion of the audit of the Company's financial statements for the 2001 fiscal year, the Company shall deliver to the Purchaser (i) the audited financial statements of Company for the year ended December 31, 2001 (the "Audited Financials"), and (ii) a calculation of Company's Adjusted Audited Loss (as defined below) for 2001 prepared by the Company. The "Adjusted Audited Loss" shall be equal to the Company's loss before income tax less (or reduced by) (i) non-cash charges not included in the Loss (defined below), (ii) transaction and restructuring costs relating to the transactions contemplated by this Agreement (including unbudgeted transaction costs such as legal and accounting fees), and (iii) non-cash year end adjustments. The "Estimated Loss" shall be equal to $756,000.

(b) If the Adjusted Audited Loss exceeds the Estimated Loss by more than $75,000, the Company shall promptly issue to a number of shares of Series A Preferred (the "Make-Up Shares") calculated pursuant to the following formula:

                MS  =     (AL  -  EL  -  $75,000)  $1.26

                MS  =     the  number  of  Make-Up  Shares
Where:
                AL  =     the  Adjusted  Audited  Loss

                EL  =     the  Estimated  Loss

EXAMPLE: If the actual loss is $894,000, then Purchaser shall receive 50,000 Make-Up Shares, computed as follows:

                MS     =     ($894,000  -$756,000  -  $75,000)  $1.26

                       =     $63,000  $1.26

                       =     50,000

(c) Notwithstanding Section 3.6(b) above, if the Adjusted Audited Loss exceeds the Estimated Loss by more than $200,000, the number of Make-Up Shares to be issued shall be capped at 158,730. In no event shall more than 158,730 shares be issued pursuant to this Section 3.6.

(d) If (i) the Adjusted Audited Loss exceeds the Estimated Loss by $75,000 or less or (ii) the Estimated Loss is equal to or greater than the Adjusted Audited Loss, the Company shall not be required to issue any Make-Up Shares.

4.     Purchaser's  Options  to  Purchase  Additional  Shares.
       ------------------------------------------------------

4.1     First  Option.  Subject  to Section 4.3 of this Agreement, the Purchaser
        -------------
shall have the right (the "First Option"), subject to compliance with applicable securities laws, to purchase up to an additional 158,730 shares of Series A Preferred at a purchase price of $1.26 per share, at any time within thirty (30) days following the filing of the Restated Articles (as defined in Section 11.1 below) with the Secretary of State of the State of California.

4.2     Second  Option.  Subject to Section 4.3 of this Agreement, the Purchaser
        --------------
shall have the right (the "Second Option" and, together with the First Option, the "Options"), subject to compliance with applicable securities laws, to purchase up to an additional 1,891,074 shares of Series A-1 Preferred stock, with the rights, restrictions, privileges and preferences which will be pari passu with the Series A Preferred, with changes to reflect an original issue price of $1.322 per share and a conversion price of one-half of that amount as set forth in the Restated Articles (as defined in Section 11.1 below) (the "Series A-1 Preferred") at a purchase price of $1.322 per share, at any time, and in increments of 250,000 shares or more, commencing on the filing of the Restated Articles and ending on the earlier of the second anniversary of the First Closing or the occurrence of an Acquisition Event (as defined below). The shares of Series A Preferred and Series A-1 Preferred being sold pursuant to the exercise of the Options are referred to herein as the "Additional Shares". As used herein, "Acquisition Event" shall mean any sale, license, or other disposition of all or substantially all of the assets of the Company, or any reorganization, consolidation, or merger of the Company where the holders of the Company's securities before the transaction beneficially own less than 50% of the outstanding voting securities of the surviving entity after the transaction.

4.3     Effectiveness  of  Purchaser's  Options.  The  Company and the Purchaser
        ---------------------------------------
agree  and acknowledge that each of the First Option and the Second Option shall
(i) become effective only upon the release from escrow to the Company of $1,600,000 at the Second Closing, and (ii) be null and void and of no further effect if $1,600,000 is not released from escrow to the Company at the Second Closing.

5.     Warrants.  At the First Closing, the Company shall issue to the Purchaser
       --------
     a warrant (the "Warrant") to purchase shares of the Company's common stock, no par value (the "Common Stock"), subject to the compliance with applicable securities laws. The Warrant shall not be exercisable unless the Restated Articles are filed with the Secretary of State of the State of California. The form of the Warrant is attached hereto as Exhibit C.
                                                  ----------
6.     Representations  of  the  Company.  The  Company  hereby  represents  and
       ---------------------------------
warrants to the Purchaser, subject to and except as set forth in the Disclosure Schedule attached as Exhibit D hereto, which exceptions shall be deemed to be representations and warranties as if made hereunder, that:

6.1     Organization  and  Standing.  The  Company  is  a  corporation  duly
        ---------------------------
incorporated, validly existing and in good standing under the laws of the State of California and has full corporate power and authority to conduct its business as presently conducted and as presently proposed to be conducted by it, and to enter into and perform this Agreement and the Stockholders Agreement by and among the Company, the Purchaser and certain holders of Common Stock, in the form attached hereto as Exhibit E (the "Stockholders Agreement"), and to carry out the transactions contemplated by this Agreement and the Stockholders Agreement, except that the Restated Articles have not been filed with the Secretary of State of the State of California, and such filing is necessary to authorize the Additional Shares and the shares of Common Stock into which the Additional Shares and the Warrants may be converted or exercised.

6.2     Capitalization.  The authorized capital stock of the Company immediately
        --------------
     after the filing of the Certificate of Determination and immediately prior to the First Closing shall consist of 12,000,000 shares of Common Stock, of which 6,031,490 shares were issued and outstanding as of December 28, 2001, and

3,000,000 shares of preferred stock, no par value per share, 1,825,397 of which shall have been designated as Series A Preferred, none of which shares shall be issued or outstanding. Just prior to the First Closing, the total number of shares of Common Stock will not exceed 8,475,000 calculated on a fully diluted basis, assuming the exercise of all warrants, options and other rights exercisable to purchase shares of Common Stock, not counting the options to be issued to Lawrence Nusbaum in connection with his employment with the Company, the options to be issued to Louis Perlman in connection with his consulting agreement with the Company and the shares to be issued to Zindart Limited in return for the cancellation of indebtedness and accounts payable. Except as set forth in Exhibit D and as otherwise contemplated by this Agreement or the
           ----------
Stockholders Agreement, just prior to the First Closing there is (a) no subscription, warrant, option, convertible security or other right (contingent or otherwise) to purchase or acquire any shares of capital stock of the Company authorized or outstanding, (b) no obligation (contingent or otherwise) to issue any subscription, warrant, option, convertible security or other such right or to issue or distribute to holders of any shares of its capital stock any evidences of indebtedness or assets of the Company, and (c) no obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any shares of the Company's capital stock or any interest therein or to pay any dividend or make any other distribution in respect thereof.

6.3     Issuance  of  Shares.  The  issuance, sale and delivery of the Shares in
        --------------------
accordance with this Agreement, and the issuance and delivery of the shares of Common Stock issuable upon conversion of the Shares, have been duly authorized by all necessary corporate action on the part of the Company, and all such Shares have been duly reserved for issuance. The Shares when so issued, sold and delivered against payment therefor in accordance with the provisions of this Agreement, and the shares of Common Stock issuable upon conversion of the Shares, when issued upon such conversion, will be duly authorized and validly issued, fully paid and non-assessable and free of restrictions on transfer other than restrictions on transfer under applicable state and federal securities laws. The Additional Shares when issued, sold and delivered against payment therefor in accordance with the provisions of this Agreement, and the shares of Common Stock issuable upon conversion of the Additional Shares and the conversion or exercise of the Warrants, when issued upon such conversion or exercise, will be duly authorized and validly issued, fully paid and non-assessable and free of restrictions on transfer other than restrictions on transfer under applicable state and federal securities laws, when and after the Restated Articles have been filed to authorize the Additional Shares and the shares of Common Stock issuable upon conversion of the Additional Shares and the conversion or exercise of the Warrants.

6.4     Authority for Agreement.  The execution, delivery and performance by the
        -----------------------
     Company of this Agreement, the Stockholders Agreement, the Warrant and the Advisory Agreement (collectively, the "Transaction Agreements") and the consummation by the Company of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate and shareholder action, except that the Restated Articles have not yet been filed with the Secretary of State of the State of California, and such filing is necessary to authorize the Additional Shares and the shares of Common Stock into which the Additional Shares and the Warrants may be converted or exercised. The Certificate of Determination has been approved by the Board of Directors of the Company and the Restated Articles have been approved by the Board of Directors and by a majority of the issued and outstanding shares of Company Common Stock by written consent. At the First Closing, the Transaction Agreements will have been duly executed and delivered by the Company and will constitute valid and binding obligations of the Company enforceable in accordance with their respective terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application relating to or affecting enforcement of creditors' rights and rules or laws concerning equitable remedies, except that the Restated Articles have not been filed with the Secretary of State of the State of California, and such filing is necessary to authorize the Additional Shares and the shares of Common Stock into which the Additional Shares and the Warrants may be converted or exercised.

6.5     Non-contravention.  Except  as  set  forth  in Exhibit D, the execution,
        -----------------                              ---------
de-livery and performance by the Company of the Transaction Agreements, and the consummation by the Company of the transactions contemplated thereby, do not and will not conflict with or result in a breach by the Company of any of the terms or provisions of, or constitute a default under, (i) the Company's Articles of Incorporation and Bylaws as in effect immediately prior to the First Closing, (ii) to the Company's knowledge, any material indenture, mortgage, deed of trust, or other material agreement or instrument to which the Company is a party or by which it or a material portion of its properties or assets are bound, or (iii) to the Company's knowledge, any existing laws, regulations and orders applicable to its business, except such conflict, breach or default which would not have a material adverse effect on the business, prospects, assets or condition, financial or otherwise, of the Company, or on the transactions contemplated herein, and except that the Restated Articles have not been filed with the Secretary of State of the State of California, and such filing is necessary to authorize the Additional Shares and the shares of Common Stock into which the Additional Shares and the Warrants may be converted or exercised.

6.6     Governmental Consents.  Except as contemplated by this Agreement and for
        ---------------------
the filing of the Restated Articles and such filings pursuant to applicable securities laws which may be made after the First Closing, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any governmental authority is required on the part of the Company in connection with the execution and delivery of the Transaction Agreements, the offer, issuance, sale and delivery of the Shares or the Common Stock issuable upon conversion of the Shares, or the other transactions to be consummated at the First and Second Closings, as contemplated by this Agreement.

6.7     SEC  Filings.  The  Company  has  registered  its Common Stock and files
        ------------
reports pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). None of the documents (the "SEC Documents") filed by the Company with the Securities and Exchange Commission (the "SEC") since January 1, 1999 contained, at the time they were filed, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements made therein in light of the circumstances under which they were made, not misleading. The Company has since January 1, 1999 timely filed all requisite forms, reports and exhibits thereto with the SEC.

6.8     Litigation.  Except  as  set forth in Exhibit D, there is no litigation,
        ----------                            ---------
action, suit or proceeding, or governmental inquiry or investigation, pending, or, to the Company's knowledge, any threat thereof, against the Company, which questions the validity of any of the Transaction Agreements, or the right of the

Company to enter into any of them, or consummate the transactions contemplated thereby, or which might result, either individually or in the aggregate, in any material adverse change in the business, prospects, assets or condition, financial or otherwise, of the Company, or a change in the current equity ownership of the Company, nor is the Company aware that there is any basis for the foregoing.

6.9     Taxes.  The Company has timely filed or has obtained presently effective
        -----
extensions with respect to all federal, state, county, local and foreign tax returns which are required to be filed by it. Federal income tax returns of the Company have not been audited by the Internal Revenue Service, and no controversy with respect to taxes of any type paid or payable by the Company is pending or, to the Company's knowledge, threatened, and the Company is not aware of any basis therefor.

6.10     Intellectual  Property.  Except  as  set  forth  in  Exhibit  D, to the
         ----------------------                               ----------
Company's knowledge, the Company owns or possesses sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, information and other proprietary rights and processes (collectively, "Intellectual Property Rights") necessary for its business as now conducted in all material respects. The Company is not aware of any action, suit, proceeding or investigation pending or currently threatened against the Company or any third party which relate to the Company's ownership or use of any Intellectual Property Rights of the Company or any other person or entity that may, to the Company's knowledge, materially and adversely effect the Company's business as now conducted.

6.11     Compliance;  Absence of Events of Default.  The Company has complied in
         -----------------------------------------
all  material  respects  with all laws, regulations and orders applicable to its business and has all material permits and licenses required thereby. The Company is not in default in any material respect under any of such laws, regulations or orders. Except as set forth in Exhibit D, no event of default
                                                  ---------
(or its equivalent term), as defined in the respective agreement to which the Company is a party, and no event which, with the giving of notice or the passage of time or both, would become an event of default (or its equivalent term) (as so defined in such agreement), has occurred and is continuing, which might result, either individually or in the aggregate, in any material adverse change in the business, prospects, assets or condition, financial or otherwise, of the Company.

6.12     Employees.  Except  as  set  forth  in  Exhibit D, the Company is not a
         ---------                               ---------
party to or bound by any currently effective employment contract, bonus plan, profit sharing plan, retirement agreement or other employee compensation plan or agreement, nor has any employee of the Company been granted the right to continued employment by the Company or to any material compensation following termination of employment with the Company.

6.13     Financial  Statements.  Attached  hereto  as  Section  6.13  of  the
         ---------------------
Disclosure Schedule are the following financial statements (collectively the "Financial Statements"): (i) audited balance sheets and statements of income, changes in stockholders' equity, and cash flow as of and for the fiscal year ended December 31, 2000 for the Company; and (ii) unaudited consolidated and consolidating balance sheets and statements of income, changes in stockholders' equity, and cash flow as of and for the nine months ended September 30, 2001 for the Company subject to year-end audit adjustments. The audited Financial Statements (including the notes thereto) have been prepared in accordance with

GAAP applied on a consistent basis throughout the periods covered thereby, and present fairly the financial condition and the results of operation of the
Company as of such dates; provided, however, that the unaudited financial statements are subject to normal year-end audit adjustments and do not contain all footnotes required under generally accepted accounting principles. The Quarterly Reports on Form 10-Q filed by the Company with the SEC for fiscal quarters ending after March 15, 2000 have been reviewed by the Company's auditors, to the extent required by, and in accordance with, applicable SEC rules and regulations. At the First Closing, the aggregate amount of senior and subordinated indebtedness of the Company will not exceed $4,210,000. To the Company's knowledge, the accounts receivable and accounts payable schedules delivered to the Purchaser on September 30, 2001 and attached as Exhibit F
                                                                       ---------
hereto, were accurate in all material respects as of the date of such schedules. To the best of the Company's knowledge, the Estimated Loss includes all material items known as of the date of this Agreement, excluding restructuring changes, unbudgeted transaction costs and year-end adjustments.

6.14     Offering  Valid.  Assuming  the  accuracy  of  the  representations and
         ---------------
warranties of the Purchaser contained in Section 7 hereof and based on the securities laws in existence as of this date, the offer, sale and issuance of the Shares, and the shares of Common Stock issuable upon conversion of the Shares, are and will be exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), and are exempt from registration and qualification under the registration, permit or qualification requirements of all applicable state securities laws.

6.15     Labor  Agreements  and Actions.  The Company is not bound by or subject
         ------------------------------
to (and none of its assets or properties is bound by or subject to) any contract, commitment or arrangement with any labor union, and no labor union has requested or, to the knowledge of the Company, has sought to represent any of the employees, representatives or agents of the Company. There is no strike or other labor dispute involving the Company pending, or to the knowledge of the Company, threatened, which could have a material adverse effect on the assets, properties, financial condition, operating results, or business of the Company (as such business is presently conducted and as it is proposed to be conducted), nor is the Company aware of any labor organization activity involving its employees.

7.     Representations  of the Purchaser.  The Purchaser represents and warrants
       ---------------------------------
to  the  Company  as  follows:

7.1     Investment  Intent.  The Shares, the Additional Shares and the Warrants,
        ------------------
and the shares of Common Stock into which the Shares, the Additional Shares and the Warrants may be converted or exercised (collectively, the "Securities") are, or will be, acquired for the Purchaser's own account, for investment and not with a view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the Securities Act or California law.

7.2     Restricted  Securities.  The  Purchaser  understands that the Securities
        ----------------------
have not been and, upon their issuance, will not be, registered under the Securities Act by reason of their issuance in a transaction exempt from the registration and prospectus delivery requirements of the Securities Act pursuant to Section 4(2) thereof, and that the Securities must be held by the

Purchaser indefinitely unless a subsequent disposition thereof is registered under the Securities Act or is exempt from registration. The Purchaser further understands that the Securities have not been and, upon their issuance, will not be, qualified under California law by reason of their issuance in a transaction exempt from the qualification requirements of California law, which exemption depends upon, among other things, the bona fide nature of the Purchaser's investment intent expressed above.

7.3     Review  and  Inspection.  During  the  negotiation  of  the transactions
        -----------------------
contemplated hereby, the Purchaser and its representatives and legal counsel have been granted the opportunity to review and inspect the Company's corporate books, financial statements, records, contracts, documents, offices and facilities, and have been afforded an opportunity to ask questions of the Company's officers, employees, agents, accountants and representatives concerning the Company's business. Without limiting the foregoing, Purchaser has reviewed the Company's accounts payable and the aging of such obligations and understands that the Company has been placed on "hold" by certain vendors. Purchaser is aware that the Company has substantial indebtedness and may not be able to refinance or restructure its indebtedness and Purchaser has evaluated for itself the Company's credit facilities and indebtedness. Purchaser is relying on its own analysis regarding the Company's operations, financial condition, assets, liabilities and other relevant matters as Purchaser deemed necessary or desirable in order to evaluate the merits and risks of the prospective investment contemplated herein. Purchaser acknowledges that it has not relied upon any information given to Purchaser, or any statements made, by the Company or any officers or directors of the Company, except for the representations and warranties of the Company expressly made herein.

7.4     Purchaser  Due  Diligence.  The  Purchaser  and  its representatives are
        -------------------------
solely responsible for the Purchaser's own "due diligence" investigation of the Company and its management and business and for Purchaser's analysis of the financial future and viability of the Company and desirability of the terms of this investment. Purchaser acknowledges that the Company has a history of losses and negative cash flows and that such losses and negative cash flows could continue in the future. Purchaser acknowledges that the Company has an accumulated deficit and the Company may need to raise additional capital beyond the amount raised at the First and Second Closings. Purchaser acknowledges that neither the Company nor any officer or director of the Company is making any representation or warranty regarding the Company's financial projections previously given to Purchaser or the assumptions underlying such financial projections, as such financial projections are subject to significant business, economic and other uncertainties and contingencies. Purchaser acknowledges that if the Company is not able to operate profitably or generate positive cash flows, the Company may have difficulty meeting its obligations and may not be able to continue to operate its business, and Purchaser could lose all of its investment. The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of the purchase of the Securities pursuant to the terms of this Agreement and of protecting the Purchaser's interest in connection therewith.

7.5     Accredited  Investor  Status.  Purchaser  is an "Accredited Investor" as
        ----------------------------
that term is defined in Rule 501 of Regulation D promulgated under the Securities Act because each member of Purchaser is an "Accredited Investor" and

Purchaser is able to bear the economic risk of the purchase of the Securities pursuant to the terms of this Agreement, including a complete loss of the Purchaser's investment in the Securities.

7.6     Authority  for  Agreement.  The  Purchaser has the full right, power and
        -------------------------
authority to enter into and perform the Purchaser's obligations under the Transaction Agreements, and the Transaction Agreements constitute the valid and binding obligations of the Purchaser enforceable in accordance with their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application relating to or affecting enforcement of creditors' rights and rules or laws concerning equitable remedies.

7.7     Governmental  Consents.  No  consent,  approval  or  authorization of or
        ----------------------
designation, declaration or filing with any governmental authority on the part of the Purchaser is required in connection with the valid execution, delivery and performance of any of the Transaction Agreements.

7.8     Not an Investment Company.  Neither the Purchaser nor any of its members
        -------------------------
is an "investment company" or a company controlled by an "investment company", within the meaning of the Investment Company Act of 1940, or principally engaged in, or undertaking as one of its important activities, the business of extending credit for the purpose of purchasing or carrying margin stock.

7.9     Tax  Matters.  The  Purchaser  has  not  relied  on  any  statements  or
        ------------
representations of the Company or any of its agents (other than the representations and warranties set forth herein) with respect to the federal, state, local and foreign tax consequences of this investment and the federal, state, local and foreign tax consequences of transactions contemplated by this Agreement. With respect to such matters, the Purchaser understands that it (and not the Company) shall be responsible for its own tax liability that may arise as a result of this investment or the transactions contemplated by this Agreement.

7.10     Accounting  Matters.  Purchaser  acknowledges  that  Purchaser has been
         -------------------
informed  by  the  Company's  accountants  that  the  purchase  of  the Series A
Preferred Shares hereunder will be required to be classified in the Company's financial statements outside of permanent equity. Purchaser has not relied on any statements or representations of the Company or its officers with regard to the accounting treatment of their investment hereunder.

8.     Conditions  to  the  Obligations of the Purchaser.  The obligation of the
       -------------------------------------------------
Purchaser to purchase the Shares at the First Closing is subject to the fulfillment, or the written waiver, of each of the following conditions on or before the First Closing:

8.1     Accuracy  of  Representations  and  Warranties.  Each representation and
        ----------------------------------------------
warranty of the Company contained in Section 6 hereof shall be true on and as of the First Closing Date with the same effect as though such representation and warranty had been made on and as of that date.

8.2     Performance.  The  Company  shall  have  performed and complied with all
        -----------
covenants, agreements and conditions contained in this Agreement and required to be performed or complied with by the Company prior to or at the First Closing.

8.3     Certificates  and  Documents.  The  Company shall have delivered or made
        ----------------------------
available  to  the  Purchaser  or  their  counsel:

(a) The Company's Articles of Incorporation, as in effect as of the First Closing Date, certified by the Secretary of State of the State of California;

(b) A certificate, as of a recent date, as to the corporate good standing of the Company issued by the Secretary of State of the State of California; and

(c) Resolutions of the Company's Board of Directors (the "Board"), authorizing and approving all matters in connection with the Transaction Agreements and the transactions contemplated thereby, certified by the Secretary or Assistant Secretary of the Company as of the First Closing Date.


8.4     Compliance  Certificate.  The  Company  shall  have  delivered  to  the
        -----------------------
Purchaser a certificate, executed by an authorized officer of the Company, dated the First Closing Date, certifying to the fulfillment of the conditions specified in Sections 8.1 and 8.2 hereof.

8.5     Stockholders  Agreement.  The  Company shall have executed and delivered
        -----------------------
to  the  Purchaser  the  Stockholders  Agreement.

8.6     Advisory  Agreement.  The  Company  shall have executed and delivered to
        -------------------
Wardenclyffe  Group,  Inc.  an  Advisory  Agreement  between  the  Company  and
Wardenclyffe Group, Inc., substantially in the form of Exhibit G hereto (the "Advisory Agreement").

8.7     Waldo H. Hunt Employment Agreement.  The Company and Waldo H. Hunt shall
        ----------------------------------
have executed an employment agreement substantially in the form of Exhibit H hereto (the "Hunt Agreement").

8.8     Lawrence Nusbaum Employment Agreement.  The Company and Lawrence Nusbaum
        -------------------------------------
shall have executed an employment agreement substantially in the form of
Exhibit I  hereto  (the  "Nusbaum  Agreement").

8.9     Board  of  Directors.  (i)  The  bylaws  of  the Company shall have been
        --------------------
amended to decrease the authorized size of the Board to five (5) members, (ii) the Company shall have received resignations, effective upon the First Closing, of the following five (5) of the current authorized seven Board members directors: Wong Weng Foo, Nathan N. Sheinman, Dr. Neil G. Berkman, Steven D. Ades and Gordon Hearne and (iii) the following two (2) persons shall have been selected at the request of Purchaser to fill the two (2) vacancies on the Board, effective upon the First Closing: Mark Shapiro and Louis Perlman, with Louis Perlman being appointed as Chairman of the Board. Immediately after the First Closing, the Company's Board of Directors shall consist of Waldo H. Hunt, Leonard W. Jaffe, Mark Shapiro, Louis Perlman and one (1) vacancy.

8.10     Zindart Agreement.  The Company shall have approved and entered into an
         -----------------
     agreement with Zindart Limited substantially in the form of Exhibit J hereto (the "Zindart Agreement").

8.11     USBank  Agreement.  The  Company  shall  have entered into an agreement
         -----------------
with USBank extending the maturity date of the Company's loan with USBank to December 31, 2002. Purchaser agrees and acknowledges that the $475,000 of the purchase price for the Shares that will be delivered at the First Closing will be used expressly for the purposes of making the required $500,000 principal reduction.

8.12     Third  Party  Warrants.  The  Company  shall  have  approved and issued
         ----------------------
warrants to purchase Common Stock as follows (i) a warrant to purchase 150,000 shares of Common Stock in favor of Alpha Venture Capital, Inc., (ii) a warrant to purchase 300,000 shares of Common Stock in favor of Acclaim Financial Group, LLC, and (iii) a warrant to purchase 300,000 shares of Common Stock in favor of The RHL Group, Inc. (collectively, the "Third Party Warrants").

8.13     Ades' Waiver.  The Company shall have received from Steven D. Ades, the
         ------------
President of the Video and New Media Division and a Director of the Company, a waiver of his rights under the applicable change of control provisions of Mr. Ades' employment agreement with the Company (the "Ades' Waiver") with regard to the transaction contemplated by this Agreement.

8.14     Legal  Opinion.  The  Purchaser  shall have received from the Company's
         --------------
counsel, Paul, Hastings, Janofsky & Walker LLP, a legal opinion substantially in the form of Exhibit K hereto.
               ----------
8.15     Proceedings  and  Documents.  All documents and instruments incident to
         ---------------------------
the transactions contemplated at the First Closing shall be reasonably satisfactory in substance and form to the Purchaser and its counsel.

9.     Condition  to  the  Obligations  of  the  Company.  The obligation of the
       -------------------------------------------------
Company to sell the First Closing Shares at the First Closing is subject to fulfillment, or the written waiver, of each of the following conditions on or before the First Closing:

9.1     Accuracy  of  Representations  and  Warranties.  Each representation and
        ----------------------------------------------
warranty of the Purchaser contained in Section 7 hereof shall be true on and as of the First Closing Date with the same effect as though such representation and warranty had been made on and as of that date.

9.2     Performance.  All covenants, agreements and conditions contained in this
        -----------
     Agreement and required to be performed by the Purchaser on or prior to the First Closing Date shall have been performed or complied within all material respects.

9.3     Compliance  Certificate.  The  Purchaser  shall  have  delivered  to the
        -----------------------
Company a certificate, executed by an authorized officer of the Purchaser, dated the First Closing Date, certifying to the fulfillment of the conditions specified in Sections 9.1 and 9.2 hereof.

9.4     Stockholders  Agreement.  The  Purchaser  and the other shareholders who
        -----------------------
are parties thereto shall have executed and delivered to the Company the Stockholders Agreement.

9.5     Advisory  Agreement.  The Purchaser shall have executed and delivered to
        -------------------
the  Company  the  Advisory  Agreement.

9.6     Employment  Agreements.  The  Company  and  each  of  Waldo  H. Hunt and
        ----------------------
Lawrence Nusbaum shall have executed the Hunt Agreement and the Nusbaum Agreement, respectively.

9.7     Zindart Agreement.  Zindart Limited shall have executed and delivered to
        -----------------
     the  Company  the  Zindart  Agreement.

9.8     USBank  Agreement.  USBank  shall  have  executed  and  delivered to the
        -----------------
Company an agreement extending the maturity date of the Company's loan with USBank to December 31, 2002.

9.9     Third  Party  Warrants.  The Company shall have received the Third Party
        ----------------------
Warrants  executed  by  the  other  parties  thereto.

9.10     Ades'  Waiver.  The  Company  shall  have  received  the  Ades'  Waiver
         -------------
executed  by  Mr.  Ades.

10.     Termination.  Anything  in  this  Agreement  to  the  contrary
        -----------
notwithstanding, this Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the First Closing, so that this Agreement shall forthwith become void and there shall be no liability or obligation on the part of the Company or the Purchaser:

(a)  by  mutual  written  consent  of  the  Company  and  the  Purchaser;


(b) by the Company if the First Closing does not occur by the end of business Pacific Time on January 9, 2002, upon written notice from the Company to the Purchaser if (i) any of the conditions precedent to the Company's obligations hereunder shall have become incapable of fulfillment through no fault of the Company, or (ii) if there has been a material breach by the Purchaser of the representations, warranties or covenants contained in this Agreement, which breach either cannot be cured or is not being cured to the satisfaction of the Company;

(c) by the Purchaser if the First Closing does not occur by the end of business Pacific Time on January 9, 2002, upon written notice from the Purchaser to the Company if (i) any of the conditions precedent to the Purchaser's obligations hereunder shall have become incapable of fulfillment through no fault of the Purchaser, or (ii) if there has been a material breach by the Company of the representations, warranties or covenants contained in this Agreement, which breach either cannot be cured or is not being cured to the satisfaction of the Purchaser; or

(d) upon written notice from either party to the other party hereto if the First Closing does not occur by the end of business Pacific Time on January 9, 2002 (unless the failure to consummate the transactions contemplated herein by such date shall be due to the action or failure to act of the party seeking to terminate this Agreement).

11.     Covenants.
        ---------
11.1     Amended  and Restated Articles of Incorporation; Bylaws.  Purchaser has
         -------------------------------------------------------
required (independently on its own behalf) that both the Hunt Entities and the Ades Entities (as such terms are defined in the Stockholders Agreement) consent in writing to the Company's Amended and Restated Articles of Incorporation in the form of Exhibit L hereto (the "Restated Articles"). Following the First Closing, the Company agrees to prepare, file with the SEC and distribute (after waiting for the required time period) to its shareholders an information statement informing the shareholders of the actions taken by written consent to approve the Restated Articles. As soon as practicable after the period of time required by SEC rules, the Company agrees to file the Restated Articles with the Secretary of State of the State of California.

11.2     Use  of  Proceeds.  The net proceeds from the sale of the First Closing
         -----------------
Shares  shall  be  paid  to  USBank.

11.3     D&O  Insurance.  For  a  period  of  four  (4)  years  after the Second
         --------------
Closing, the Company shall maintain, and Purchaser shall cause the Company to maintain, its current D&O insurance coverage covering the Company's officers and directors as of the First Closing (such officers and directors are referred to herein as the "Indemnified Persons") on terms no less favorable to the Indemnified Persons as in existence on the date of this Agreement. From and after the First Closing, Purchaser shall cause the Company to fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreements between the Company and the Indemnified Persons in existence as of or prior to the First Closing and any indemni-fication provisions under the Company's Articles of Incorporation and Bylaws as in effect immediately prior to the First Closing. The provisions of this Section 11.3 are intended to be for the benefit of, and are to be enforceable by, each Indemnified Person and the heirs and representatives of such Indemnified Person. Purchaser will not permit the Company to merge or consolidate with any other entity unless the Company will ensure that the surviving or resulting entity assumes the obligations imposed by this Section 11.3.

11.4     Debt  Restructuring.  The  Company  acknowledges  and agrees that for a
         -------------------
period of twelve (12) months following the First Closing the Purchaser shall have the right to approach for itself each of USBank and Zindart Limited with regard to such entities' secured loans to the Company (such secured indebtedness, the "Obligations") with regard to refinancing, restructuring or otherwise acquiring the Obligations and the Company does not object to the Purchaser's negotiating and possibly acquiring the Obligations; provided, however, that to the extent the Purchaser exercises this right and secures for itself rights or opportunities with respect to the Obligations, which are not otherwise available to the Company or its other shareholders, the Purchaser shall make available to the Company a co-participation right in such opportunity up to a maximum twenty percent (20%) pro rata interest. Purchaser acknowledges that the Company makes no representation or warranty regarding Purchaser's ability to restructure or reorganize the Obligations.

11.5     Short  Sales.  For  as  long  as the Purchaser holds of record at least
         ------------
forty-five percent (45%) of the Shares purchased by the Purchaser at the First and Second Closings or of the shares of Common Stock into which the Shares are convertible, it shall not "short" the Common Stock or enter into any similar derivative, option, or other transaction with regard to the Common Stock.

11.6     Composition  of the Board.  Promptly after the First Closing, Purchaser
         -------------------------
agrees to notify the Company of the four nominees who Purchaser requests to be board members. Promptly after receiving such notice, the Company agrees to prepare a notice to its shareholders pursuant to Rule 14f-1 under the Exchange Act disclosing the four nominees of Purchaser and also disclosing that Mr. Hunt has selected Mr. Nusbaum and Mr. Allen Furst his director nominees. Prior to the Second Closing, the bylaws of the Company shall have been amended to increase the authorized size of the Board to seven (7) members and Leonard W. Jaffe shall resign from the Board of Directors. Concurrently with the Second Closing, the parties hereto agree to take such actions as are necessary in order to cause Mr. Nusbaum, Mr. Furst and the four nominees identified by the Purchaser to be selected to the Company's board of directors. Purchase agrees to assist the Company in complying with this Section 11.6, including, but not limited to, causing the directors nominated by Purchaser to vote in favor of the amendment to increase the size of the Board and the appointment of Purchaser's nominee to fill the resulting vacancy.

11.7     Effectiveness  of  Certain  Agreements.  The  Company and the Purchaser
         --------------------------------------
agree and acknowledge that each of the Stockholders Agreement, the Advisory Agreement, the Warrant, the Hunt Agreement and the Nusbaum Agreement shall become effective only upon the release from escrow to the Company of $1,600,000 at the Second Closing, although such agreements are being executed at the First Closing. The Company and the Purchaser further agree and acknowledge that, if $1,600,000 is not released from escrow to the Company at the Second Closing, each of the Stockholders Agreement, the Advisory Agreement, the Warrant, the Hunt Agreement and the Nusbaum Agreement shall be null and void and of no further effect.

12.     Miscellaneous.
        -------------
12.1     Assignment.  This  Agreement  and  all of the provisions hereof will be
         ----------
binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any party without prior written consent of the other party.

12.2     Survival  of  Representations  and  Warranties.  All  agreements,
         ----------------------------------------------
representations and warranties contained herein shall survive the execution and delivery of this Agreement and the closing of the transactions contemplated hereby; provided, however, that except as provided above, such representations and warranties need only be accurate as of the date of such execution and delivery and as of the First Closing, and, provided further, that all agreements, representations and warranties of the Company contained herein shall expire at the First Closing.

12.3     Notices.  All  notices,  requests,  consents,  and other communications
         -------
under this Agreement shall be in writing and shall be delivered by hand or fax or mailed by first class certified or registered mail, return receipt requested, postage prepaid:

     If to the Company, at Intervisual Books, Inc., 2716 Ocean Park Boulevard, Suite 2020, Santa Monica, California 90405, (fax no. (310) 396-9849), Attention:
President, or at such other address or addresses as may have been furnished in writing by the Company to the Purchaser, with a copy to Paul, Hastings, Janofsky & Walker LLP, 695 Town Center Drive, Costa Mesa, California 92626-1924 (fax no.
(714)  979-1921),  Attention:  Stephen  D.  Cooke,  Esq.

     If to the Purchaser, at 18 E. 50th Street, 10th Floor, New York, New York 10022, Attention: Manager, or at such other address or addresses as may have been furnished in writing by the Purchaser to the Company, with a copy to Berlack, Israels & Liberman LLP, 120 West 45th Street, New York, New York 10036 (fax no. (714) 704-0196), Attention: Steven F. Wasserman, Esq.

     Notices provided in accordance with this Section 12.3 shall be deemed delivered upon personal delivery or two business days after deposit in the mail.

12.4     Brokers.  Each  of the Purchaser and, except as set forth in Exhibit D,
         -------                                                      ---------
the Company (a) represents and warrants to the other party that it has not retained any finders or brokers in connection with the transactions contemplated by this Agreement, and (b) will indemnify and save the other party harmless from and against any and all claims, liabilities or obligations with respect to brokerage or finders' fees or commissions, or consulting fees in connection with the transactions contemplated by this Agreement asserted by any person on the basis of any statement or representation alleged to have been made by it.

12.5     Expenses.  The  Company and the Purchaser shall bear their own expenses
         --------
incurred with respect to this Agreement and the transactions contemplated hereby. Notwithstanding the foregoing sentence, at the First Closing, the Purchaser shall be entitled to withhold $25,000 from the $500,000 of the purchase price to be paid at the First Closing as reimbursement for: (i) up to $15,000 for all reasonable legal fees and expenses incurred in connection with the transactions contemplated by this Agreement, (ii) up to $10,000 to Elliott Levine with respect to the services provided by him to the Purchaser related to the transactions contemplated hereby. The Company shall, from the proceeds distributed from the Escrow, reimburse the Purchaser up to $20,000 for all of its reasonable and pre-approved by the Company out-of-pocket travel and lodging expenses related exclusively to the transactions contemplated hereby.

12.6     Entire  Agreement.  This  Agreement  and  the other documents delivered
         -----------------
pursuant to the Agreement at the First Closing embody the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter.

12.7     Amendments  and Waivers.  Any term of this Agreement may be amended and
         -----------------------
the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and the Purchaser. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

12.8     Counterparts.  This  Agreement  may  be  executed  in  one  or  more
         ------------
counterparts, each of which shall be deemed to be an original, but all of which shall be one and the same document.

12.9     Section  Headings.  The Section headings are for the convenience of the
         -----------------
parties and in no way alter, modify, amend, limit, or restrict the contractual obligations of the parties.

12.10     Severability.  Any part, provision, representation or warranty of this
          ------------
     Agreement that is prohibited or that is held to be void or unenforceable shall be ineffective solely to the extent of such prohibition or non-enforceability without invalidating the remaining provisions hereof.

12.11     Governing  Law.  This  Agreement shall be governed by and construed in
          --------------
accordance with the laws of the State of California (without regard to its conflict of laws principles) as applied to agreements among California residents, made and to be performed entirely within the State of California. The parties hereto irrevocably consent to the exclusive personal jurisdiction of the federal and state courts located in the County of Los Angeles, California, as applicable, for any matter arising out of or relating to this Agreement.

                            [signature page follows]

                      SIGNATURE PAGE TO SERIES A PREFERRED
                            STOCK PURCHASE AGREEMENT

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

               "COMPANY":

                INTERVISUAL  BOOKS,  INC.
                a  California  corporation


                By:  /s/  Waldo  H.  Hunt
                --------------------
                Name:  Waldo  H.  Hunt
                Title:  Chairman  of  the  Board

                "PURCHASER":

                INTERVISUAL  PARTNERS,  LLC
                a  Delaware  limited  liability  company


                By:  /s/  Louis  Perlman
                -------------------
                Name:  Louis  Perlman
                Title:  Managing  Member

                                    --------
                                    EXHIBITS
                                    --------




EXHIBIT  A     -  Certificate  of  Determination
EXHIBIT  B     -  Escrow  Agreement
EXHIBIT  C     -  Form  of  Warrant
EXHIBIT  D     -  Disclosure  Schedule
EXHIBIT  E     -  Stockholders  Agreement
EXHIBIT  F     -  A/R  and  A/P  Schedules
EXHIBIT  G     -  Advisory  Agreement
EXHIBIT  H     -  Hunt  Agreement
EXHIBIT  I     -  Nusbaum  Agreement
EXHIBIT  J     -  Zindart  Agreement
EXHIBIT  K     -  Form  of  Legal  Opinion
EXHIBIT  L     -  Restated  Articles

                                                                       EXHIBIT 2
                                                                       ---------
                             STOCKHOLDERS AGREEMENT

     This STOCKHOLDERS AGREEMENT (the "Agreement") is entered into as of January
                                       ---------
8, 2002, by and among Intervisual Books, Inc., a California corporation (the "Company"), Intervisual Partners, LLC, a Delaware limited liability company (the "Investor"), Waldo H. Hunt, a director, officer and stockholder of the Company ("Hunt"), The Hunt Family Trust UTA May 30, 1980 (the "Hunt Trust" and together with Hunt, the "Hunt Entities"), Steven D. Ades, a director, officer and stockholder of the Company ("Ades"), and The Steven Ades and Laurie Levit Revocable Family Trust UTA April 18, 1991 (the "Ades Trust" and together with Ades, the "Ades Entities" and together with the Hunt Entities, the "Stockholders").

     WHEREAS, the Company and the Investor have entered into a Series A Preferred Stock Purchase Agreement (the "Purchase Agreement") of even date
                                              -------------------
herewith pursuant to which the Company has issued and sold to the Investor and the Investor has purchased from the Company shares of the Company's newly designated  Series  A  Preferred  Stock,  no  par value (the "Series A Preferred
                                                              ------------------
Stock").

     WHEREAS, the parties are entering into this Agreement in order to specify the rights and obligations of the Company, the Investor and the Stockholders.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree, severally and not jointly, as follows:


DEFINITIONS.
-----------
1.1   Certain Definitions. As used in this Agreement, the following terms shall
      --------------------
have the  following  respective  meanings:

     "Ades"  shall  mean  Steven D. Ades, a director, officer and stockholder of
      ----
             the  Company.

     "Ades  Entities"  shall  mean  Ades  and  the  Ades  Trust.
      --------------

     "Ades  Trust"  shall mean The Steven Ades and Laurie Levit Revocable Family
      -----------
      Trust  UTA  April  18,  1991,  a  stockholder  of  the  Company.

     "Affiliate"  shall mean (i) with respect to any individual, (A) a spouse or
      ---------
descendant, through blood or adoption, of such individual, (B) any trust, family partnership or limited liability company whose beneficiaries shall primarily be such individual and/or such individual's spouse and/or any individual related by blood or adoption to such individual or such individual's spouse, and (C) the estate or heirs of such individual, and (ii) with respect to any Person which is not an individual, any other Person that, directly or indirectly through one or more intermediaries Controls, is Controlled by, or is under common Control with, such Person and/or one or more Affiliates thereof. The term "Control" means the possession, directly or indirectly, of the power to direct the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

     "Board"  shall  mean  the  Board  of  Directors  of  the  Company.
      -----

     "Change of Control" means any sale, license, or other disposition of all or ------------------- substantially all of the assets of the Company, or any reorganization, consolidation, or merger of the Company where the holders of the Company's securities before the transaction beneficially own less than 50% of the outstanding voting securities of the surviving entity after the transaction.


     "Commission" shall mean the Securities and Exchange Commission or any other
      ----------
federal  agency  at  the  time  administering  the  Securities  Act.


     "Common  Stock"  shall mean the common stock, no par value, of the Company.
      -------------

     "Company"  shall  mean  Intervisual  Books, Inc., a California corporation.
      -------

     "Equity Financing" shall mean any issuance of Equity Securities (other than
      -----------------
pursuant to the exercise or conversion of any option or warrant currently outstanding) in which the Investor participates as an investor.


     "Equity  Securities" shall mean any securities of the Company having voting
      ------------------
rights in the election of the Board not contingent upon default, any securities evidencing an ownership interest in the Company, or any securities convertible into or exchangeable or exercisable for any shares of the foregoing, or any agreement or commitment to issue any of the foregoing.

     "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended,
      -------------
or any similar successor federal statute, and the rules and regulations thereunder, all as the same shall be in effect from time to time.

     "Exempted Securities" shall mean up to 25,000 shares of Common Stock to be
      --------------------
transferred by Hunt and/or any of the Hunt Entities to Dan P. Reavis, and up to 15,000 shares of Common Stock to be transferred by Ades and/or any of the Ades Entities to Mr. Reavis.

     "Hunt" shall mean Waldo H. Hunt, the Chairman of the Board, Chief Executive
      ----
Officer  and  stockholder  of  the  Company.

     "Hunt  Entities"  shall  mean  Hunt  and  the  Hunt  Trust.
      --------------

     "Hunt  Trust"  shall  mean  The  Hunt  Family  Trust  UTA  May  30, 1980, a
      -----------
stockholder  of  the  Company.


      "Investor"  shall mean the Intervisual Partners, LLC, a Delaware limited
       --------
liability  company.

     "Permitted  Transfer"  shall mean any transfer of Restricted Securities (a)
      -------------------
to the Company, (b) among the parties hereto, (c) pursuant to Rule 144 under the Securities Act, (d) in which a holder that is a partnership distributes

Restricted Securities solely to partners thereof for no consideration, (e) in which a holder that is a limited liability company distributes Restricted Securities solely to members thereof for no consideration, or (f) by gift, will or intestate succession to a spouse, siblings, lineal descendants or ancestors or any trust established for estate planning purposes; provided, in each case, that each transferee agrees in writing to be subject to the terms of this Agreement.

      "Person" shall mean any individual, corporation, partnership, association,
       ------
trust, unincorporated association, limited liability company or other entity or group.

     "Purchase  Agreement"  shall  mean  the  Series  A Preferred Stock Purchase
      -------------------
Agreement, dated of the date hereof, by and between the Company and the Investor.

     The  terms  "register,"  "registered"  and  "registration"  refer  to  a
                  --------     ----------         ------------
registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such registration statement.

     "Registration Expenses" shall mean all expenses incurred  in effecting any
 ----------------------
registration pursuant to this Agreement, including, without limitation, all registration, qualification, listing and filing fees, printing expenses, escrow fees, fees and disbursements of counsel for the Company, blue sky fees and expenses, fees and disbursements of one special counsel per registration for the Investor, and the expense of any special audits incident to or required by any such registration (but excluding the compensation of regular employees of the Company which shall be paid in any event by the Company).

     "Registrable Securities" shall mean (i) the shares of Common Stock issuable
      ----------------------
upon conversion of Series A Preferred Stock, (ii) the shares of Common Stock issuable upon the exercise of the Warrants and (iii) any other shares of Common Stock of the Company issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the Shares or the Warrants; provided, however, that shares of Common Stock or other securities shall only be treated as Registrable Securities if and so long as they have not been (A) sold to or through a broker or dealer or underwriter in a public distribution or a public securities transaction or (B) sold in a transaction exempt from the registration and prospectus delivery requirements of the Securities Act under Section 5(1) thereof so that all transfer restrictions and restrictive legends with respect thereto are removed upon the consummation of such sale.

     "Restricted  Securities"  shall mean the securities of the Company required
      ----------------------
to bear  the  legends  set  forth  in  Sections  2.2(a)  and  (b)  hereof.


     "Rule  144"  shall mean Rule 144 as promulgated by the Commission under the
      ---------
Securities Act, as such Rule may be amended from time to time, or any similar successor rule that may be promulgated by the Commission.

     "Rule  145" shall mean Rule 145 as promulgated by the Commission under the
      ---------
Securities Act, as such Rule may be amended from time to time, or any similar successor rule that may be promulgated by the Commission.

     "Securities Act" shall mean the Securities Act of 1933, as amended, and the
      --------------
rules and regulations promulgated thereunder or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

     "Selling Expenses"  shall mean all underwriting discounts, selling
 -----------------
commissions and stock transfer taxes applicable to the securities registered by the Investor and all fees and disbursements of counsel for the Investor (other than the fees and disbursements of special counsel included in Registration Expenses).

    "Series A Preferred Stock" shall mean the Company's newly designated Series
 ---------------------------
A Preferred  Stock,  no  par  value.

    "Shares"  shall mean the shares of Series A Preferred Stock sold to the
     ------
Investor pursuant  to  the  Purchase  Agreement.

     "Stockholders"  shall  mean  Ades, Hunt, the Ades Trust and the Hunt Trust.
      ------------

     "Third Party" shall mean any third party of which the Company does not own,
      -----------
have  any  rights  to  acquire,  or  propose  to  own  or acquire, any interest.

     "Warrants" shall mean the Common Stock purchase warrants issuable or issued
      --------
to  the  investor  pursuant  to  the  Purchase  Agreement.

2. RESTRICTIONS  ON  TRANSFERABILITY.
   ---------------------------------

2.1 Restrictions. The Shares shall not be sold, assigned, transferred, pledged,
    -------------
hypothecated or otherwise encumbered or disposed of in any way by Investor except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with the provisions of the Securities Act. The Investor shall cause any proposed purchaser, assignee, transferee or pledgee of the Shares to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement.

2.2 Restrictive Legends (a)Each certificate representing (i) the Shares and (ii)
    -------------------
any other securities issued in respect of the Shares upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event, shall (unless otherwise permitted by the provisions of this Section 2.2) be stamped or otherwise imprinted with a legend in the following form (in addition to any legend required under applicable state securities laws):

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AS SET FORTH IN A STOCKHOLDERS AGREEMENT, DATED AS OF JANUARY 8, 2002, BY AND AMONG INTERVISUAL BOOKS, INC., INTERVISUAL PARTNERS, LLC AND CERTAIN STOCKHOLDERS, AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME."

     The Investor consents to the Company making a notation on its records and giving instructions to its transfer agent in order to implement the restrictions on transfer established in this Section 2.2(a). The legend set forth above shall be removed from the certificate representing Restricted Securities at the request of the holder thereof at such time as they become eligible for resale pursuant to Rule 144(k) under the Securities Act, which request shall be accompanied by an opinion of legal counsel reasonably satisfactory to the Company concerning compliance with the conditions of Rule 144(k).

     (b) Certificates representing ninety percent (90%) of the Equity Securities held by the Stockholders (excluding the Exempted Securities which will not be subject to any legends under this Agreement) shall be stamped or otherwise imprinted with a legend in the following form:

"THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO, RESTRICTED BY AND MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH, THE TERMS AND CONDITIONS OF A STOCKHOLDERS AGREEMENT, DATED AS OF JANUARY 8, 2002, BY AND AMONG INTERVISUAL BOOKS, INC., INTERVISUAL PARTNERS, LLC AND CERTAIN STOCKHOLDERS. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION."

     Each of the Stockholders agrees to surrender certificates representing ninety percent (90%) of the Equity Securities held by such Stockholder to the Company's transfer agent for the purpose of imprinting the foregoing legend and, in addition, consents to the Company making a notation on its records and giving instructions to its transfer agent in order to implement the restrictions on transfer established in this Section 2.2(b).

2.3 Notice of Proposed Transfers. The holder  of  each certificate representing
    -------------------------------
Restricted Securities, by acceptance thereof, agrees to comply in all respects with the provisions of this Section 2. Prior to any proposed transfer of any Restricted Securities (other than the Exempted Securities), unless there is in effect a registration statement under the Securities Act covering the proposed transfer, the holder thereof shall give written notice to the Company of such holder's intention to effect such transfer. Each such notice shall describe the manner and circumstances of the proposed transfer in sufficient detail, and, if the Company reasonably so requests, shall be accompanied by either (i) an opinion from counsel of the holder of such Restricted Securities in form and substance reasonably satisfactory to the Company that such transfer is permitted under the Securities Act without registration, or (ii) a "no action" letter from the Commission to the effect that the transfer of such securities without registration will not result in a recommendation by the staff of the Commission that action be taken with respect thereto. Each certificate evidencing the Restricted Securities (other than the Exempted Securities) transferred as above provided shall bear the appropriate restrictive legend set forth in Section 2.2 above, except that such certificate shall not bear such restrictive legend if, in the opinion of counsel for such holder or the Company, such legend is not required in order to establish compliance with any provisions of the Securities Act. The Company agrees that it shall not unreasonably require an opinion of counsel for any transfer made pursuant to Rule 144.

3. REGISTRATION  RIGHTS.
   --------------------
3.1  Demand  Registration  Rights.
     ----------------------------

(a) If, at any time prior to the third anniversary of the date hereof, the Company shall have received a written request from the Investor requesting registration under this Section 3.1 of Registrable Securities, the Company shall prepare and file with the Commission, as soon as practicable after receipt of such request, but in no event later than ninety (90) days after receipt of such request, a registration statement or an amendment to an existing registration statement, for resale by the Investor of a number of Registrable Securities covered by the Investor's written request to the Company.

(b) The Company shall use its reasonable efforts to cause any registration statement filed pursuant to this Section 3.1 to be declared effective by the Commission within forty-five (45) business days after the date of the initial filing thereof.

(c) Notwithstanding  anything  herein  to  the  contrary:

     (i)  the Company shall not be required to prepare and file pursuant to this
Section 3 a registration statement including less than 1,500,000 Registrable Securities in the aggregate;

     (ii) the Company shall not be required to prepare and file pursuant to this
Section 3.1 more than one (1) registration statement in any 12-month period or, in the aggregate, more than two registration statements; and

     (iii) if the Board determines in good faith that (w) there is a material undisclosed development in the business or affairs of the Company (including any pending or proposed financing, recapitalization, acquisition or disposition), the disclosure of which at such time would be adverse to the Company's interests or (x) the Company has filed a registration statement with the Commission, such registration statement has not yet been declared effective, and the Company determines that such registration would be adversely affected, then the Company shall be entitled to postpone for a reasonable period of time the filing or effectiveness of, or suspend the rights of the Investor to make sales pursuant to, any registration statement otherwise required to be prepared, filed and made and kept effective by it hereunder, provided, however, that the duration of such postponement or suspension may not exceed the earlier to occur of 30 days after the cessation of the circumstances described in clauses (w) and (x) above or 120 days after the date of the determination of the Board referred to above, and the duration of such postponement or suspension shall be excluded from the calculation of the period specified in Section 3.5(a). If the Company shall so delay the filing of a registration statement, it shall, as promptly as practicable, notify the Investor of such determination, and the Investor shall have the right (y) in the case of a postponement of the filing or effectiveness of a registration statement, to withdraw the request for registration by giving written notice to the Company within 10 days after receipt of the Company's notice or (z) in the case of a suspension of the right to make sales, to receive an extension of the registration period equal to the number of days of the suspension.

3. 2 Piggyback Registration Rights. If at any time prior to third anniversary of
   -----------------------------
the date hereof, the Company shall determine to register any of its securities, either for its own account or the account of a security holder or holders other than (i) in a registration relating solely to employee benefit plans, (ii) in a registration relating solely to a Commission Rule 145 transaction, or (iii) in a registration on any registration form that does not permit secondary sales, the Company shall:


     (a) promptly  give  to  the  Investor  written  notice  thereof;  and

     (b) use reasonable efforts to include in such registration (and any related qualification under blue sky laws or other compliance), except as set forth in Section 3.3 below, and in any underwriting involved therein, all the Registrable Securities specified in a written request or requests made by the Investor within twenty (20) days after receipt of such written notice from the Company.


3.3. Underwriting. If the registration of which the Company gives notice is for
    ------------
a registered public offering involving an underwriting, the Company shall so advise the Investor as a part of the written notice given pursuant to Section
3.2. In such event, the right of the Investor to register its Registrable Securities shall be conditioned upon the Investor's participation in such underwriting and the inclusion of Registrable Securities in the underwriting to the extent provided herein. Notwithstanding any other provision of this Section 3.3, if the managing underwriter determines that marketing factors require a limitation of the number of shares to be underwritten, the managing underwriter may limit the Registrable Securities and other securities to be distributed through such underwriting. In the event of such limitation, the Company shall so advise the Investor, and the number of securities that may be included in the registration shall be allocated first to the Company for securities being sold for its own account, second to the Investor, on the basis of the respective amounts of Registrable Securities requested to be registered by the Investor at the time of filing the registration statement, and third to any other security holders whose securities are intended to be included in such registration statement. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to the Investor or other holder to the nearest one-hundred (100) shares. If the Investor or other holder disapproves of the terms of any such underwriting, he or she may elect to withdraw therefrom by written notice to the Company and the managing underwriter. Any securities excluded or withdrawn from such underwriting shall be withdrawn from such registration. If requested by an underwriter, the Investor shall not, without the consent of such underwriter, sell or otherwise transfer or dispose of any Common Stock (or other securities) of the Company held by the Investor (other than those included in the registration) for a period specified by the underwriter not to exceed one hundred eighty (180) days ("Restricted Period") following the effective date of the registration statement of the Company filed under the Securities Act; provided that all officers and directors of the Company enter into similar agreements. The Company may impose stop-transfer instructions with respect to the shares (or securities) subject to the foregoing restriction until the end of the Restricted Period.

3.4 Expenses of Registration. All Registration Expenses incurred in connection
    ------------------------
with any  registration  pursuant  to  Section 3 shall be borne by the Company.

3.5 Registration Procedures. In the case of each registration, qualification or
    ------------------------
compliance effected by the Company pursuant to this Section 3, the Company shall keep the Investor advised in writing as to the initiation of each registration, qualification and compliance and as to the completion thereof and, at its expense, the Company shall:

     (a) Prepare and file with the Commission a registration statement with respect to such securities and use its reasonable efforts to cause such registration statement to become and remain effective for at least two hundred seventy (270) days or until the distribution described in the registration statement has been completed, whichever first occurs; provided, however, that
(i) such two hundred -------- ------- seventy (270) day period shall be extended for a period of time equal to the period the Investor refrains from selling any securities included in such registration at the request of an underwriter of Common Stock (or other securities) of the Company; and (ii) in the case of any registration of Registrable Securities on Form S-3 which are intended to be offered on a continuous or delayed basis, such two hundred seventy (270) day period shall be extended, if necessary, to keep the registration statement effective until all such Registrable Securities are sold, provided that Rule 415, or any successor rule under the Securities Act, permits an offering on a continuous or delayed basis, and provided further that applicable rules under the Securities Act governing the obligation to file a post-effective amendment permit, in lieu of filing a post-effective amendment which (I) includes any prospectus required by Section 19(a)(3) of the Securities Act or (II) reflects facts or events representing a material or fundamental change in the information required to be included in (I) and (II) above to be contained in periodic reports filed pursuant to Section 13 or 15(d) of the Exchange Act in the registration statement;


     (b) Furnish to the Investor and to the underwriters of the securities being registered such reasonable number of copies of the registration statement, preliminary prospectus, final prospectus and such other documents as such Investor and underwriters may reasonably request in order to facilitate the public offering of such securities;

     (c) Prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement;

     (d) Notify the Investor at any time when a registration statement relating to the sale of Registrable Securities is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading or incomplete in the light of the circumstances then existing, and at the request of the Investor, prepare and furnish to the Investor a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchaser of such shares, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading or incomplete in the light of the circumstances then existing;

     (e) Use its reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Investor, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions;

     (f) Use its reasonable efforts to (i) cooperate with the Investor and the managing underwriters, if any, to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold and not bearing any restrictive legends and to be in such denominations and registered in such names as the managing underwriters may request at least two (2) business days prior to any sale of Registrable Securities to the underwriters; (ii) upon the occurrence of any event contemplated by subsection 3.5(d) above, prepare a supplement or post-effective amendment to the registration statement or the related prospectus or any documents incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities, the prospectus will not contain an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading; (iii) enter into such agreements (including an underwriting agreement) and take all such other actions in connection therewith in order to expedite or facilitate the disposition of such Registrable Securities and in such connection, whether or not an underwriting agreement is entered into and whether or not the Registration is an underwritten registration (A) make such representations and warranties to the holders of such Registrable Securities and the underwriters, if any, in form, substance and scope as are customarily made by issuers to underwriters in primary underwritten offerings; (B) obtain opinions of counsel to the Company and updates thereof (which opinions (in form, scope and substance) shall be reasonably satisfactory to the managing underwriters, if any, and the holders of a majority of the Registrable Securities being sold) addressed to the Investor and the underwriters, if any, covering the matters customarily covered in opinions requested in underwritten offerings and such other matters as may be reasonably requested by the Investor and underwriters; (C) obtain "cold comfort" letters and updates thereof from the Company's independent certified public accountants addressed to the Investor and the underwriters, if any, such letters to be in customary form and covering matters of the type customarily covered in "cold comfort" letters by underwriters in connection with primary underwritten offerings; (D) if an underwriting agreement is entered into, the same shall set forth in full the indemnification provisions and procedures set forth in Section
3.6 below with respect to all parties to be indemnified pursuant to said subsection; (E) the Company shall deliver such documents and certificates as may be reasonably requested by the Investor and the managing underwriters, if any, to evidence compliance with subsection 3.6(a) above and with any customary conditions contained in the underwriting agreement or other agreement entered into by the Company; and (F) secure the participation of senior management in "road shows" and similar activities, provided that such activities do not interfere with the duties of senior management in a manner that would likely be detrimental to the best interests of the Company. The above shall be done at each closing under such underwriting or similar agreement or as and to the extent required thereunder;

     (g) Cause all such Registrable Securities to be listed on each securities exchange or over the counter market on which similar securities issued by the Company are then listed;


     (h) Provide a transfer agent and registrar for all Registrable Securities and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration; and


     (i) Make available for inspection by the Investor, any underwriter participating in any disposition pursuant to such registration, and any attorney or accountant retained by the Investor or underwriter, all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers and directors to supply all information reasonably requested by the Investor, underwriter, attorney or accountant in connection with such registration statement; provided, however, that the Investor, -------- ------- underwriter, attorney or accountant shall agree to hold in confidence and trust all information so provided.


3.6 Indemnification.
    ---------------

     (a) The Company shall indemnify the Investor, each of its officers and directors, shareholders, partners, legal counsel, and accountants and each person controlling the Investor within the meaning of Section 15 of the Securities Act, with respect to which registration, qualification or compliance has been effected pursuant to this Section 3, and each underwriter, if any, and each person who controls any underwriter within the meaning of Section 15 of the Securities Act (collectively, the "Series A Investor Indemnified Persons"),
                                       --------------------------------------
against all expenses, claims, losses, damages or liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus, offering circular or other document, or any amendment or supplement thereto, incident to any such registration, qualification or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, or any violation or alleged violation by the Company of the Securities Act, Exchange Act, any state securities laws or any rule or regulation promulgated under the Securities Act, Exchange Act, or any state securities laws applicable to the Company in connection with any such registration, qualification or compliance, and the Company shall reimburse each such Series A Investor Indemnified Person for any legal and any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, as such expenses are incurred, provided that the Company shall not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission or alleged untrue statement or omission, made in reliance upon and in conformity with written information furnished to the Company by an instrument duly executed by such Series A Investor Indemnified Person.

     (b) The Investor shall, if Registrable Securities held by the Investor are included in the securities as to which registration, qualification or compliance is being effected pursuant to this Section 3, furnish to the Company in writing such information with respect to the name and address of the Investor and such other information as may be reasonably required for use in connection with the registration statement, prospectus, offering circular or other document, or any amendment or supplement thereto and agrees to indemnify, to the full extent permitted by law, the Company, its directors and officers and each Person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses resulting from any untrue statement of a material fact or any omission of a material fact required to be stated in the registration statement, prospectus, offering circular or other document, or any amendment or supplement thereto necessary to make the statements therein not misleading, to the extent, but only to the extent, that such untrue or alleged untrue statement is contained in or such omission or alleged omission relates to any information with respect to the Investor so furnished in writing by the Investor specifically for inclusion in any prospectus or registration statement, offering circular or other document, or any amendment or supplement thereto; provided, however, that the Investor shall not be liable in any such case to the extent that prior to the filing of any such registration statement or prospectus or amendment thereof or supplement thereto, the Investor has furnished in writing to the Company information expressly for use in such registration statement or prospectus or any amendment thereof or supplement thereto which corrected or made not misleading information previously furnished to the Company. In no event shall the liability of the Investor hereunder be greater in amount than the dollar amount of the proceeds received by the Investor upon the sale of the Registrable Securities giving rise to such indemnification obligation.

     (c) Each party entitled to indemnification under this Section 3.6 (the "Indemnified Party") shall give notice to the party required to provide ------------------- indemnification (the "Indemnifying Party") promptly after
such  Indemnified  Party                    ------------------  has actual
knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld), and the Indemnified Party may participate in such defense at such party's expense; provided, however, that an Indemnified Party (together with all other Indemnified Parties which may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the Indemnifying Party, if representation of such Indemnified Party by the counsel retained by the Indemnifying Party would be inappropriate due to actual or potential differing interests between such Indemnified Party and any other party represented by such counsel in such proceeding. The failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Section 3 unless the failure to give such notice is materially prejudicial to an Indemnifying Party's ability to defend such action. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. Each Indemnified Party shall furnish such information regarding itself or the claim in question as an Indemnifying Party may reasonably request in writing and as shall be reasonably required in connection with defense of such claim and litigation resulting therefrom.


     (d) If the indemnification provided for in this Section 3.6 is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any claim, loss, damage, liability or action referred to therein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party hereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such claim, loss, damage, liability or action in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and the Indemnified Party on the other in connection with the actions that resulted in such claims, loss, damage, liability or action, as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact related to information supplied by the Indemnifying Party or by the Indemnified Party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Investor agree that it would not be just and equitable if contribution pursuant to this Section 3.6(d) were based solely upon the number of entities from whom contribution was requested or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 3.6(d).

     (e) The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages and liabilities referred to above in this Section 3.7 shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim, subject to the provisions of Section 3.4 hereof. Notwithstanding the provisions of this Section 3.7, the Investor shall not be required to contribute any amount or make any other payments under this Agreement which in the aggregate exceed the net proceeds (after selling expenses) received by the Investor. No person guilty of fraudulent misrepresentation (within the meaning of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.


3.7 Information by Investor. The Investor shall furnish  to  the  Company such
    -------------------------
information regarding itself, the Registrable Securities and the distribution proposed as the Company may request in writing and as shall be required in connection with any registration, qualification or compliance referred to in this Section 3.

3.8 Rule 144 Reporting. With a view to making available the benefits of certain
    ------------------
rules and regulations of the Commission which may at any time permit the sale of securities to the public without registration, after such time as a public market exists for the Common Stock, the Company agrees to use its reasonable efforts to:

     (a) Make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times after the effective date that the Company becomes subject to the reporting requirements of the Securities Act or the Exchange Act;

     (b) File with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after it has become subject to such reporting requirements); and

     (c) So long as the Investor owns any Registrable Securities, to furnish to the Investor forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of said Rule 144 (at any time after ninety (90) days after the effective date of the first registration statement filed by the Company for an offering of its securities to the general public), and of the Securities Act and the Exchange Act (at any time after it has become subject to such reporting requirements), a copy of the most recent annual or quarterly report of the Company, and such other reports and documents of the Company and other information in the possession of or reasonably obtainable by the Company as the Investor may reasonably request in availing itself of any rule or regulation of the Commission allowing the Investor to sell any such securities without registration.

3.9 Termination of Rights. The rights  of  the  Investor to cause the Company to
    -----------------------
register securities under this Section 3 shall terminate with respect to the Investor on the earlier of (i) the third anniversary of the effective date of this Agreement, and (ii) such time as all Registrable Securities held by and issuable to the Investor may be sold under Rule 144 during any ninety (90) day period.

3.10 No Superior Rights. For so long as the Investor shall retain ownership of
     --------------------
the majority of the Registrable Securities, the Company will not grant registration rights superior to those contained in Section 3 to any person or entity without first obtaining the prior written consent of the Investor.

4.  INFORMATION  RIGHTS.
    -------------------

4.1 Reports. For so long as the Investor  shall retain ownership of forty-five
    -------
percent (45%) of the Shares, or the equivalent number of Common Stock into which such Shares may be converted, the Company shall furnish the following to the
Investor:

     (a) As soon as practicable after the end of each fiscal year of the Company, and in any event within ninety (90) days thereafter, the Company will furnish to the Investor an audited balance sheet of the Company, as at the end of such fiscal year, and an audited statement of income and an audited statement of cash flows of the Company, for such year, all prepared in accordance with generally accepted accounting principles consistently applied and setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail. Such financial statements shall be accompanied by a report and opinion thereon by the Company's firm of certified public accountants.

     (b) As soon as practicable after the end of the first, second and third quarterly accounting periods in each fiscal year of the Company, and in any event within forty five (45) days thereafter, a balance sheet of the Company as of the end of each such quarterly period, and a statement of income and a statement of cash flows of the Company for such period and for the current fiscal year to date, prepared in accordance with generally accepted accounting principles consistently applied, with the exception that no notes need be attached to such statements and year-end audit adjustments may not have been made.

4.2 Confidentiality. The Investor acknowledges that  Regulation  FD  under  the
    ---------------
Exchange Act prohibits selective disclosure of material non-public information. To comply with such requirements, the Investor agrees to use the Company's confidential proprietary information only for monitoring its investment in the Company and not to use such confidential information for any other purpose or disclose any such confidential information to any third party (other than the Investor's accountants, attorneys, other advisors, and members, which persons agree to maintain the confidentiality of such information), except with the consent of the Company. The foregoing requirements of confidentiality shall not apply to information that is or in the future becomes freely available to the public through no fault of or action by the using or disclosing party.

5. LOCK-UP RESTRICTION ON THE INVESTOR AND  THE STOCKHOLDERS; RIGHTS OF FIRST
   --------------------------------------------------------------------------
   REFUSAL.
   -------

5.1 Lock-Up Restrictions on the Investor and the Stockholders. During the twelve
    ------------------------------------------------------------
month period immediately following the date hereof, (a) the Investor shall not sell or otherwise transfer more than ten percent (10%) of its Equity Securities, with the exception of sales to the Company, and (b) neither the Hunt Entities nor the Ades Entities shall, without the prior approval of the Investor, sell or otherwise transfer more than ten percent (10%) of their respective Equity Securities (other than the Exempted Securities); provided, however, that the
                                                     --------  -------
Hunt Entities and the Ades Entities may sell in excess of ten percent (10%) of their respective Equity Securities (other than the Exempted Securities) in the public market or in public or private transactions, so long as the Investor is offered the right of first refusal with respect to such sales in accordance with the provisions of this Section 5; and provided, further, that the lock-up
                                             --------  -------
restrictions set forth in subsections (a) and (b) above shall not restrict the sale of the entire Company to a bona fide Third Party purchaser.

5.2  Rights  of  First  Refusal.
     --------------------------

     (a)  Transfer  Notice. If at any time (i) the Investor proposes to transfer
          ----------------
all or  a  portion of the securities of the Company to one or more Third
Parties (the "Investor's Transfer"), or (ii) the Hunt Entities or the
Ades Entities propose to transfer during the twelve month period immediately following the date hereof, without the Investor's prior approval, in excess of ten percent (10%) of their respective Equity Securities (other than the Exempted Securities) in the public market or in public or private transactions (the "Entities' Transfer"), then the transferring party ("Transferor") shall first give written notice of its intention to make the transfer (the "Transfer Notice") to Hunt (in the case --------------- of the Investor's Transfer) or to the Investor (in the case of the Entities' Transfer), as the case may be (such non-transferring party hereinafter referred to as the "Offeree"), which Transfer Notice shall include (w) a description of the securities to be transferred (the "Offered Shares"), (x) the identity of the -------------- prospective transferee(s) (if such shares are to be sold to an identified Third Party) or a statement that such shares are to be sold into the market) and (y) the consideration and the material terms and conditions upon which the proposed transfer is to be made. The Transfer Notice shall certify that the Transferor has received a firm offer from the prospective transferee(s) and in good faith believes a binding agreement for the transfer is obtainable on the terms set forth in the Transfer Notice. The Transfer Notice shall include a copy of any written proposal, term sheet or letter of intent or other agreement relating to the proposed transfer. Within ten (10) days following receipt of the Transfer Notice, the Offeree shall notify the Transferor whether it has elected to purchase the Equity Securities covered by the Transfer Notice, by giving the Transferor a written notice of acceptance.

     (b)  Valuation  of  Property.  Should  the  purchase price specified in the
          ---------------------
Transfer Notice be payable in property other than cash or evidences of indebtedness, the Offeree shall have the right to pay the purchase price in the form of cash equal in amount to the value of such property. If the Transferor and the Offeree cannot agree on such cash value within ten (10) days after the Offeree's receipt of the Transfer Notice, the valuation shall be made by an appraiser of recognized standing selected by them or, if they cannot agree on an appraiser within twenty (20) days after the Offeree's receipt of the Transfer Notice, each shall select an appraiser of recognized standing and the two appraisers shall designate a third appraiser of recognized standing, whose appraisal shall be determinative of such value. The cost of such appraisal shall be shared equally by the Transferor and the Offeree. If the time for the closing of the purchase has expired but for the determination of the value of the purchase price offered by the prospective transferee(s), then such closing shall be extended for five
(5)  business  days  after  such valuation shall have been made pursuant to this
Section  5.2(b).

5.3  Non-Exercise of Rights. To the extent that the Offeree has not exercised
     ----------------------
its rights to purchase the Offered Shares within  the time period specified in
Section 5.2 or has not consummated the transactions in accordance with the terms of Section 5.2, the Transferor shall have a period of thirty (30) days from the expiration of such rights in which to sell the Offered Shares upon terms and conditions (including the purchase price) no more favorable than those specified in the Transfer Notice to the Third Party transferee(s) identified in the Transfer Notice. In the event the Transferor does not consummate the sale or disposition of the Offered Shares within the thirty (30) day period from the expiration of these rights, the Offeree's first refusal rights shall continue to be applicable to any subsequent disposition of such shares by the Transferor until such right lapses in accordance with the terms of this Agreement. Furthermore, the exercise or nonexercise of the Offeree's rights under this
Section 5 to purchase securities of the Company from the Transferor shall not adversely affect its rights to make subsequent purchases from the Transferor of securities of the Company.

5.4 Permitted Transfers. The parties agree and  acknowledge  that  the  lock-up
    --------------------
restrictions and the rights of first refusal set forth in this Section 5 shall not apply to Permitted Transfers.

6.  TAG-ALONG  RIGHTS.
    -----------------

6.1 Tag-Along Right. If at any time prior to the first anniversary of the
    ----------------
closing of the Purchase Agreement, any of the Hunt Entities or the Ades Entities propose to sell all or a portion of their Equity Securities through a private sale (other than a Permitted Transfer), they shall notify the Investor (the "Tag-Along Notice") and the Investor shall have the right, subject to the --------- provisions of this Section 6, to require that the Hunt Entities or the Ades Entities, as the case may be, include in such sale the same pro rata percentage of the Equity Securities held by the Investor as the Hunt Entities or the Ades Entities, as the case may be, propose to sell.

6.2 Notice. The Tag-Along Notice shall set forth: (i) the date of such notice,
    ------
(ii) the name and address of the Third Party transferee, (iii) the proposed amount of consideration to be paid per share, and the terms and conditions of payment offered by the Third Party transferee in reasonable detail, together with written proposals or agreements, if any, with respect thereto, and (iv) the aggregate number of shares to be sold.


7. BOARD  REPRESENTATION.
---------------------
Nominations  and  Voting.  For so long as the Investor shall retain ownership of
------------------------
forty-five percent (45%) of the Shares, or the equivalent number of Common Stock into which such Shares may be converted, (i) the Investor shall have the right to nominate a majority of the members of the Board, and (ii) the Hunt Entities and the Ades Entities (and their respective Permitted Transferees) shall take such action as may be necessary to cause the Board to nominate and recommend to the shareholders of the Company, as the proposed members of the Board, at any annual or special meeting of shareholders called for the purpose of voting on the election of directors, all of the persons nominated to the Board by the Investor pursuant to subsection (i) above, and shall vote their respective shares in favor of such nominees. Based upon the size of the Board at the time of the Second Closing, which shall be seven (7), until such number is subsequently changed, the Investor shall have the right to nominate four members of the Board. For so long as the Hunt Entities shall retain ownership of forty-five percent (45%) of the securities of the Company which they own on the First Closing Date of the Purchase Agreement, (x) Hunt or his successors or assignees shall have the right to nominate the remaining members of the Board, and (y) the Investor and the Ades Entities (and their respective Permitted Transferees) shall take such action as may be necessary to cause the Board to nominate and recommend to the shareholders of the Company, as the proposed members of the Board, at any annual or special meeting of shareholders called for the purpose of voting on the election of directors, all of the persons nominated to the Board by Hunt or his successors or assignees pursuant to subsection (x) above, and shall vote their respective shares in favor of such nominees. Based upon the size of the Board at the time of the Second Closing, which shall be seven (7), until such number is subsequently changed, Hunt or its successors or assignees shall have the right to nominate the three remaining members of the Board, one of whom will be Larry Nusbaum. The parties hereto agree to execute such documentation, including, but not limited to, voting trusts and irrevocable proxies, as is deemed advisable and acceptable by counsel for each of them in order that each of them will vote in favor of the nominees for the Board nominated by each of the Investor and Hunt. All reasonable out-of-pocket and documented expenses of such board members incurred in connection with attending regular and special Board meetings and any meeting of any Board committee shall be reimbursed by the Company. The parties hereto agree that upon the resignation of Mr. Jaffe as a director after the closing of the transactions contemplated by the Purchase Agreement, then Alan Furst, one of the directors originally designated by the Investor, shall be deemed to be a director nominee designated by Mr. Hunt. Thereafter, the parties hereto agree to use their reasonable best efforts to cause directors to nominate, on behalf of the Investor, a new director nominee, which director nominee shall be reasonably acceptable to the remaining members of the board of directors. The Investor and the Hunt Entities agree not to nominate as a member of the Board pursuant to this Section 7.1 any person with respect to whom any matter would be required to be disclosed under Item 401(f) of Regulation S-K under the Securities Act and the Exchange Act.

7.2 Restrictive Legends. Each certificate representing Equity Securities held by
    --------------------
the Stockholders shall be stamped or otherwise imprinted with a legend in the following form:

"THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO THE TERMS AND CONDITIONS OF A STOCKHOLDERS AGREEMENT, DATED AS OF JANUARY 8, 2002, BY AND AMONG INTERVISUAL BOOKS, INC., INTERVISUAL PARTNERS, LLC AND CERTAIN STOCKHOLDERS, WHICH PLACES CERTAIN RESTRICTIONS ON THE VOTING OF THE SECURITIES REPRESENTED HEREBY. ANY PERSON ACCEPTING ANY INTEREST IN SUCH SECURITIES SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SUCH AGREEMENT. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION."

     The legend set forth above shall be removed from the certificate representing Equity Securities at the request of the holder thereof at such time as such Equity Securities are no longer subject to the voting requirements of
Section  7.1.

8. COVENANTS.
   ---------

8.1 Voting.  For so long as the Investor shall  retain ownership of forty-five
    ------
percent (45%) of the Shares, without a prior written consent of the Investor, the Company shall not:

     (a) amend  its  Articles  of  Incorporation  or  Bylaws;

     (b) issue equity securities ranking senior to, or pari passu with, the Series A Preferred Stock;

     (c) increase the authorized number of shares of the Series A Preferred Stock or change the terms thereof;

     (d)enter into any transactions with its Affiliates or officers, except for compensation matters approved by the Board and matters in the ordinary course on arms-length basis;

     (e) enter into or engage in a business other than those presently engaged in or proposed to be engaged in;

     (f) repurchase any of its capital stock or options to purchase its capital stock; or

     (g) repay  any  loans  from  its  officers  or  Affiliates.


8.2  Restated  Articles.
     ------------------

     (a) The Hunt Entities and the Ades Entities agree to consent in writing and vote all of the shares of the Equity Securities they hold for the purpose of approving the Amended and Restated Articles of Incorporation of the Company (the "Restated Articles") which shall include, among other things, the authorization of the Additional Shares (as defined in the Purchase Agreement and with the same rights, restrictions, preferences and privileges granted to and imposed upon the Series A Preferred Stock in the Certificate of Determination (as defined in the Purchase Agreement)), and the shares of Common Stock into which the Additional Shares and the Warrants may be converted or exercised, in favor of the Restated Articles.

     (b) The Investor, being the holder of all of the issued and outstanding Series A Preferred Stock of the Company, hereby (i) approves and authorizes the Restated Articles in substantially the form attached to the Purchase Agreement, and (ii) authorizes and directs the officers of the Company to execute and file the Restated Articles with the Secretary of State of the State of California and to make all such other arrangements and to do and perform all such acts and things and execute and deliver all documents, instruments, applications, certificates and other papers as they deem necessary or appropriate in order to fulfill the purposes of this Section 8.2(b) and the transactions contemplated hereby; including, but not limited to, the preparation and distribution of an information statement. The parties agree that, for all corporate purposes this
Section 8.2(b) shall constitute the unanimous written consent of the holders of all of the issued and outstanding Series A Preferred Stock of the Company, whether acquired at the First Closing (as defined in the Purchase Agreement) or the Second Closing (as defined in the Purchase Agreement), effective as of January 8, 2002 and as of the Second Closing Date (as defined in the Purchase Agreement), in accordance with the California General Corporation Law and the bylaws of the Company, which action shall be as valid and legal and of same force and effect as though taken at a meeting duly and validly noticed and held. Notwithstanding Section 10 of this Agreement, the written consent of the Series A Stockholders memorialized in this Section shall continue to be effective if the Second Closing does not occur.


     8.3 USBank Loan Guaranties. The Investor agrees that, to the extent the Investor ---------------------- or any entity affiliated or related to the Investor purchases, refinances or otherwise acquires the Company's loan with USBank (the "Loan"), it will fully and completely release the Hunt Entities of the guaranties provided to USBank with respect to the Loan (the "Guaranties"), to the extent that the Guaranties have not been previously released. The Investor also agrees that, to the extent (i) the Investor or any entity affiliated or related to the Investor restructures or reschedules the Loan, or
(ii) a party unrelated to the Investor purchases, refinances, restructures or reschedules the Loan, then, in either case, the Investor will use its best efforts to fully and completely release the Hunt Entities of the Guaranties, to the extent that the Guaranties have not been previously released. In addition, the Investor and the Company agree that, to the extent there is a reduction of the Loan's principal amount, neither of them will increase such reduced principal amount, so that the amount subject to the Guaranties shall be reduced by the same amount and on a permanent basis. Notwithstanding the foregoing, the Hunt Entities acknowledge that the agreement with USBank contemplated by Section
8.11 of the Purchase Agreement will not relieve the Hunt Entities of the Guaranties.


     8.4 Stockholders' Holdings. The Stockholders represent and warrant to the Investor ----------------------- that the Equity Securities held by the Stockholders in the aggregate represent more than 50% of the outstanding Equity Securities of the Company as of the date of this Agreement. Within ten (10) business days after the execution of this Agreement, each of the Stockholders shall inform the Investor of the number of Equity Securities held by such Stockholder as of the date of this Agreement.



9. MISCELLANEOUS.
  -------------

9.1 Term. The rights set forth in this Agreement, except those set forth in
    ----
Section 3, shall terminate upon the earlier of (i) the fourth anniversary of the date hereof, and (ii) a Change of Control.

9.2 Rights of Investors. Each party to this Agreement shall have the absolute
    -------------------
right to exercise or refrain from exercising any right or rights that such party may have by reason of this Agreement, including, without limitation, the right to consent to the waiver or modification of any obligation under this Agreement, and such party shall not incur any liability to any other party or other holder of any securities of the Company as a result of exercising or refraining from exercising any such right or rights.

9.3 Attorneys' Fees. In the event  that  any  dispute  among the parties to this
----------------
Agreement should result in litigation, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including, without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

9.4 Further Instruments and Actions.  The parties  agree to execute such further
    ----------------------------------
instruments and to take such further action as may reasonably be necessary to carry out the intent of this Agreement. The parties agree to cooperate affirmatively with the Company and each other, to the extent reasonably requested by the Company, to enforce rights and obligations pursuant hereto.

9.5 Governing Law. This Agreement and all acts and transactions pursuant hereto
     -------------
and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of California, without giving effect to principles of conflicts of law.

9.6 Severability. If one or more  provisions  of  this  Agreement are held to be
    ------------
unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

9.7 Successors and Assigns. Except as otherwise provided herein, the terms and
    ------------------------
conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors, assigns, heirs, executors and administrators of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors assigns, heirs, executors and administrators any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

9.8 Notices. Unless otherwise provided, any notice required or permitted by this
    -------
Agreement shall be in writing and shall be deemed sufficient upon delivery, when delivered personally or by overnight courier or sent by telegram, or forty-eight
(48) hours after being deposited in the U.S. mail, as certified or registered mail, with postage prepaid, if to the Company, to:

Intervisual  Books,  Inc.               With  a  copy  to:
2716 Ocean Park Boulevard, Suite 2020   -----------------
Santa  Monica,  California  90405       Paul, Hastings, Janofsky  & Walker LLP
                                        Seventeenth  Floor
                                        695  Town  Center  Drive
                                        Costa Mesa, California  92626-1924
                                        Attention:  Stephen  D.  Cooke,  Esq.

If  to  the  Investor,  to:             With  a  copy  to:
                                        -----------------
Intervisual  Partners,  LLC
18  East  50th  Street                   Berlack,  Israels  &  Liberman  LLP
10th  Floor                              120  West  45th  Street
New  York,  New  York  10022             New  York,  New  York  10036
                                         Attention: Steven F. Wasserman, Esq.

and if to any other party, to such party's address or fax number as set forth on Exhibit A hereto, or as subsequently modified by written notice.

9.9 Titles and Subtitles. The titles and subtitles used in this Agreement are
    ---------------------
used for convenience only and are not to be considered in construing or interpreting this Agreement.


9.10 Delays or Omissions. No delay or omission  to exercise any right, power or
     ---------------------
remedy accruing to any party to this Agreement, upon any breach or default of the other party, shall impair any such right, power or remedy of such non-breaching party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be made in writing and shall be effective only to the extent specifically set forth in such writing or as provided in this Agreement. All remedies, either under this Agreement, or by law or otherwise afforded to any holder, shall be cumulative and not alternative.

9.11 Amendments and Waivers. Any term of this Agreement may be amended or waived
     ------------------------
only with the written consent of (i) the Company, (ii) the Hunt Entities, (iii) the Ades Entities, and (iv) the holders of a majority of the Shares.

9.12 Entire Agreement. This Agreement (including any Exhibits hereto)
     ----------------
constitutes the full and entire understanding and agreement among the parties with regard to the subjects hereof and thereof. Without limiting the previous sentence, the Stockholders hereby agree that the Amended and Restated Voting Agreement entered into as of May 19, 1999, by and among the Ades Entities and the Hunt Entities is hereby terminated and of no force or effect whatsoever.

9.13 Counterparts.  This  Agreement may be executed in two or more counterparts,
     ------------
each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

9.14  Representation by Counsel. Each party hereto represents and agrees with
      ---------------------------
each other that it has been represented by or had the opportunity to be represented by, independent counsel of its own choosing, and that it has had the full right and opportunity to consult with its respective attorney(s), that to the extent, if any, that it desired, it availed itself of this right and opportunity, that it or its authorized officers (as the case may be) have carefully read and fully understand this Agreement in its entirety and have had it fully explained to them by such party's respective counsel, that each is fully aware of the contents thereof and its meaning, intent and legal effect, and that it or its authorized officer (as the case may be) is competent to execute this Agreement and has executed this Agreement free from coercion, duress or undue influence.

9.15 Exempted  Securities.  The  parties hereto acknowledge and agree that,
     --------------------
following the date hereof, Hunt and/or any of the Hunt Entities and Ades and/or any of the Ades Entities will transfer the Exempted Securities to Dan P. Reavis, and that, notwithstanding any of the provisions hereof, such transfers shall not be subject to this Agreement and shall be free and clear from any of the provisions of this Agreement.

10. CONDITION TO EFFECTIVENESS. The effectiveness of this Agreement is
    ---------------------------
specifically conditioned upon the release from escrow to the Company of $1,600,000 at the Second Closing (as defined in the Purchase Agreement) as provided for in the Purchase Agreement. The parties acknowledge that unless such sum is released from escrow to the Company at the Second Closing this Agreement (with the exception of Section 8.2(b)) shall be null and void and of no further effect.



                            [SIGNATURE PAGE FOLLOWS]

                    SIGNATURE PAGE TO STOCKHOLDERS AGREEMENT

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.


                                          COMPANY:
                                          INTERVISUAL  BOOKS,  INC.

                                          By:  /s/  Waldo  H.  Hunt
                                         --------------------
                                          Name:  Waldo  H.  Hunt
                                          Title:  Chairman  of  the  Board

                                          INVESTOR:
                                          INTERVISUAL  PARTNERS,  LLC

                                          By:  Louis  Perlman
                                          --------------
                                          Name:  Louis  Perlman
                                          Title:  Managing  Member

                                          STOCKHOLDERS  OF  THE  COMPANY:

                                          /s/  Waldo  H.  Hunt
                                          --------------------
                                          Name:  Waldo  H.  Hunt

                                          Steven  D.  Ades
                                          ----------------
                                          Name:  Steven  D.  Ades

                                          The Hunt Family Trust
                                          By:  Waldo  H.  Hunt
                                          ---------------
                                          Name:  Waldo  H.  Hunt,  Trustee

                                          The Steven Ades and Laurie Levit
                                          Revocable Family Trust
                                          By:  Steven  Ades
                                          ------------
                                          Name:  Steven  Ades,  Trustee

                                          By:  Laurie  Levit
                                          -------------
                                          Name:  Laurie  Levit,  Trustee

                                    EXHIBIT A
                                    ---------
                                  STOCKHOLDERS

Waldo  H.  Hunt

The  Hunt  Family  Trust

Steven  D.  Ades

The  Steven  Ades  and  Laurie  Levit  Revocable  Family  Trust